     As filed with the Securities and Exchange Commission on March 29, 2002

                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   __________
                                    FORM S-11
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   __________

                         Forsyth Capital Mortgage Corp.
             (Exact name of registrant as specified in its charter)

         Maryland                      6798                     04-3624903
 (State or other jurisdiction    (Primary Standard           (I.R.S. employer
    of incorporation or       Industrial Classification   identification number)
     organization)                  Code Number)

                         3288 Robinhood Road, Suite 105
                       Winston-Salem, North Carolina 27106
                                 (336) 760-9331

     (Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)

                                  Michael Hough
                      Chairman and Chief Executive Officer
                          Forsyth Capital Mortgage Corp.
                         3288 Robinhood Road, Suite 105
                       Winston-Salem, North Carolina 27106
                                 (336) 760-9331

 (Name, address, including zip code and telephone number, including area code, of agent for service)

                                    Copies to:

         Brad S. Markoff, Esq.                    David C. Wright, Esq.
         Jeffrey D. Miller, Esq.                 Theodore J. Fisher, Esq.
           Alston & Bird LLP                        Hunton & Williams
     3201 Beechleaf Court, Suite 600           Riverfront Plaza, East Tower
      Raleigh, North Carolina 27604                951 East Byrd Street
         Phone: (919) 862-2200                   Richmond, Virginia 23219
       Facsimile: (919) 862-2260                 Phone: (804) 788-8200
                                               Facsimile: (804) 788-8218

                                   ______________

    Approximate date of commencement of proposed sale to public: As soon as practicable after the effectiveness of the registration statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ___________________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_] _______________________

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_] ____________________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                            ________________________

                                              CALCULATION OF REGISTRATION FEE

============================================================================================================================
                                                         Proposed                    Proposed
     Title of Shares           Amount To Be       Maximum Offering Price        Maximum Aggregate            Amount of
    To Be Registered          Registered (1)         Per Share (1)(2)         Offering Price (1)(2)      Registration Fee
-------------------------- --------------------- -------------------------- --------------------------- --------------------
 Common Stock, $.01 par
 value per share             5,750,000 shares             $10.00                   $57,500,000                $5,290
============================================================================================================================

(1) Includes 750,000 shares which the underwriters have the option to purchase to cover over-allotments.
(2) Estimated solely for purposes of determining the registration fee pursuant to Rule 457.

                             _______________________

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities in any state where the offer or sale is not permitted.

                              SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED ________, 2002

Prospectus
----------

                                5,000,000 Shares

                         Forsyth Capital Mortgage Corp.

                                  Common Stock

                              _______________________

         Forsyth Capital Mortgage Corp. is a newly-formed, self-managed mortgage REIT that will invest in and manage a portfolio consisting primarily of high-quality, short duration and adjustable-rate single-family residential mortgage securities. We intend to finance our purchase of these mortgage securities with the net proceeds of this offering and borrowings.

         We are offering 5,000,000 shares of our common stock. We intend to offer these shares for $10 per share. This is our initial public offering, and no public market currently exists for our common stock. We intend to apply for listing of our common stock on the American Stock Exchange under the symbol "FYC."

                              _______________________

         See "Risk Factors" beginning on page 7 to read about risks you should consider before buying shares of our common stock.

                              ________________________

        NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED
      OR DISAPPROVED OF OUR COMMON STOCK, OR DETERMINED IF THIS PROSPECTUS
        IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

                              ________________________

--------------------------------------------------------------------------------
                                          Underwriting
                                          Discounts and
                       Price to Public   Commissions (1)   Proceeds to Us (2)
--------------------------------------------------------------------------------
Per Share
Total
--------------------------------------------------------------------------------

(1) We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses of the offering payable by us estimated at $_____________. See "Underwriting."

         If the underwriters sell more than 5,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 750,000 shares from us at the initial public offering price less the underwriting discount.

                             _________________________

         The common stock is being offered severally by the underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by the underwriters and subject to other conditions. It is expected that delivery of the certificates representing the common stock will be made to the underwriters on or about ___________, 2002.

                             _________________________

ADVEST, INC.                                           FLAGSTONE SECURITIES, LLC

                The date of this prospectus is ___________, 2002.

          [10-year interest rate graph to appear on inside front cover]


         You should rely only on the information contained in this prospectus. Neither the underwriters nor we have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

                                TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS ....................  ii
PROSPECTUS SUMMARY ......................................................   1
RISK FACTORS ............................................................   7
USE OF PROCEEDS .........................................................  21
DISTRIBUTION POLICY .....................................................  21
CAPITALIZATION ..........................................................  22
DILUTION ................................................................  22
LIQUIDITY AND CAPITAL RESOURCES .........................................  23
BUSINESS ................................................................  24
DESCRIPTION OF ATLANTIC CAPITAL .........................................  31
MANAGEMENT ..............................................................  34
CONFLICTS OF INTEREST ...................................................  40
SECURITY OWNERSHIP ......................................................  41
DESCRIPTION OF CAPITAL STOCK ............................................  42
FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT .................  47
UNDERWRITING ............................................................  63
EXPERTS .................................................................  64
LEGAL MATTERS ...........................................................  65
WHERE YOU CAN FIND MORE INFORMATION .....................................  65
INDEX TO FINANCIAL STATEMENTS ...........................................  F-1

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the information in this prospectus may contain forward-looking statements. Such statements include, in particular, statements about our plans, strategies and prospects described under "Summary" and "Business." You can generally identify forward-looking statements by our use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "continue" or other similar words. You should not rely on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control.

         These forward-looking statements are subject to various risks and uncertainties, including those relating to:

         .        changes in prepayment rates on our mortgage securities;

         .        our ability to borrow at favorable rates and terms;

         .        changes in interest rates;

         .        changes in the yield curve;

         .        the supply of mortgage securities;

         . risks associated with investing in mortgage-related assets, including changes in business conditions and the general economy;

         . our ability to maintain our qualification as a REIT for federal income tax purposes; and

         . our management's ability to manage our growth and planned expansion.

         Other risks, uncertainties and factors, including those discussed under "Risk Factors" in this prospectus, could cause our actual results to differ materially from those projected in any forward-looking statement we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               PROSPECTUS SUMMARY

         This summary highlights information relating to Forsyth Capital Mortgage and our common stock that is being offered by this prospectus. More detailed discussions of this information are contained in this prospectus. To better understand the offering and our business, you should carefully review this entire prospectus, including "Risk Factors."

                            Our Business and Strategy

         Forsyth Capital Mortgage Corp. is a newly-formed, self-managed mortgage REIT that will invest in and manage a portfolio consisting primarily of high-quality, short-duration and adjustable-rate single-family residential mortgage securities. We intend to finance our purchase of these mortgage securities with the net proceeds of this offering and borrowings. Our principal goal will be to generate net income for distribution to our stockholders, through regular quarterly dividends, from the spread between the interest income on our portfolio and the interest costs of our borrowings and other expenses. We believe that our focus on short-duration and adjustable-rate residential mortgage securities will reduce the impact of changes in interest rates on the market value of our portfolio and on our net interest income.

         Limiting the duration of our portfolio is important because during periods of rising interest rates, the market value of a security with a shorter duration generally will decline less than the market value of a security with a comparatively longer duration. Conversely, during periods of declining interest rates, the market value of a short-duration security generally will increase less than a longer-duration security. The duration of a mortgage security is a relative measure of the anticipated change in the market value of the security for a given change in market interest rates. Mortgage securities that have interest rates that adjust periodically generally have a shorter duration than mortgage securities that have a fixed interest rate.

Investment Strategy

         We currently intend to use the following asset allocation policy in building and managing our portfolio:

         Mortgage Securities. At least 90% of our total assets will consist of high-quality mortgage securities with an implied rating of AAA that are issued by the Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC), other mortgage securities rated in one of the two highest investment grade rating categories by at least one of the nationally-recognized rating agencies and cash or cash equivalents.

         . At least 50% of our mortgage securities will consist of adjustable-rate securities, called one-year ARMs, that have an interest rate that resets at least annually, other securities that have an expected duration at the time of acquisition of approximately one year, or other investments that mature within approximately one year or have interest rate repricings within approximately one year.

         . The remainder of our mortgage securities may consist of adjustable-rate mortgage securities with interest rates that reset more than one year from the date of our purchase, such as hybrid ARMs, and fixed-rate mortgage securities. Hybrid ARMs have a fixed rate for an initial period of time, typically 3-5 years from issuance, and after that period become adjustable-rate securities. Securities with interest-rate resets or expected durations in excess of five years at the time of purchase will comprise no more than 10% of our mortgage securities portfolio.

         Other Investments. The remainder of our investment portfolio, comprising not more than 10% of our total assets, may consist of other investments such as investment-grade (as determined by at least one of the nationally-recognized rating agencies) mortgage assets, other investment-grade real estate related investments, mortgage derivative securities, securities of other publicly-traded REITs, and other investments related to our operations as a mortgage REIT.

         Our asset allocation policy is designed to:

         . Limit fluctuations in the market value of our securities by allocating a significant portion of our portfolio to one-year ARMs or other investments that mature or have interest rate repricings within approximately one year;

         . Reduce the impact that changing interest rates have on net interest income by structuring our borrowings with interest rate adjustment periods that, on an aggregate basis, generally correspond to the maturities and interest rate adjustment periods of our mortgage securities;

         .   Limit credit risk by acquiring high-quality securities; and

         . Diversify our portfolio by varying the prepayment characteristics, price (premiums and discounts), geographic location and rate reset dates of the securities in our portfolio.

Financing Strategy

         To expand our holdings of mortgage securities, we intend to borrow against our mortgage securities using reverse repurchase agreements. We expect that our borrowings generally will have maturities that range from one month to one year. We intend to borrow generally between eight and twelve times the amount of our equity capital, although the level of our borrowings may vary periodically depending on market conditions. To retain flexibility to respond to opportunities, we initially expect to borrow less than 12 times the amount of our equity capital. We plan to enter into borrowing agreements with financial institutions we deem financially sound and competitive in the reverse repurchase agreement borrowing markets.

         We intend to maintain cash or cash equivalent reserves of approximately 3% of the value of our portfolio to reduce the risk that we would be required to sell portions of our portfolio to meet margin calls that may arise in times of rising interest rates. In addition, we generally expect to maintain a balance of unencumbered assets to use as collateral for additional borrowings, if necessary to meet margin calls.

Hedging Strategy

         Our investment and financing strategies are designed to reduce the impact on our stockholders' equity caused by the potential adverse effects of changes in interest rates on our assets and liabilities. Subject to complying with REIT requirements, we may also use hedging techniques to seek to mitigate the impact of certain adverse changes in interest rates on the value of our assets as well as the differences between the interest rate adjustments on our assets and borrowings. These techniques may include entering into interest rate swap agreements or interest rate cap agreements, purchasing or selling futures contracts or employing other derivative instruments.

Changes in Strategies

         Due to changes in market conditions, the market value and duration of our securities will fluctuate from time to time and may cause our portfolio allocations to fall outside our asset allocation policy guidelines. In such event, in consultation with our board of directors, we will determine whether we should reallocate our portfolio. Our board of directors may vary our asset allocation policy, our financing strategy or our hedging strategy at any time.

                                 Our Management

         Our executive officers have managed the operations of Atlantic Capital Management, Inc., a privately-held mortgage REIT, since it began operations in 1998. Since the third quarter of 2000, Atlantic Capital has used a strategy similar to our strategy described above. Atlantic Capital has financed the acquisition of its investment portfolio through equity capital and reverse repurchase agreements. Since its inception, Atlantic Capital has raised privately approximately $16 million in equity capital and had an investment portfolio of approximately $200 million of mortgage securities at February 28, 2002.

         In addition to managing the operations of Atlantic Capital, our executive officers have significant experience in the fixed-income and mortgage securities markets:

         . Michael R. Hough, our chairman and chief executive officer, has nearly 20 years of experience in fixed-income portfolio management, trading in mortgage and agency securities and financial institution investment portfolio analysis and sales. Before founding Atlantic Capital, he was a founder and senior partner of First Winston Securities, Inc. for 11 years and served as lead trader in mortgage and agency securities as well as in financial institution sales. Prior to that, Mr. Hough worked on the funding desk and was a fixed income trader for Wachovia Bank N.A.

         . Benjamin M. Hough, our president and chief operating officer, has nearly 15 years of experience in managing and advising fixed income investment portfolios of financial institutions and corporations. Prior to joining Atlantic Capital, he was Vice President of BB&T Capital Markets and was responsible for its Winston-Salem, North Carolina operations. While at BB&T Capital Markets, he advised institutional clients in the management of their fixed-income investment portfolios. Prior to that, he served as Vice President of fixed income trading and sales for NationsBanc Capital Markets in Washington, D.C.

         . William H. Gibbs, our executive vice president and chief investment officer, has over 20 years of experience in structuring investment portfolios and developing asset/liability interest rate risk management strategies for financial institutions. Until _________, he was a Senior Vice President of institutional sales and trading for BB&T Capital Markets and responsible for its Baltimore-Washington Region. Prior to that, Mr. Gibbs served as Managing Director of First National Bank of Maryland Capital Markets where he advised over 50 financial institutions in the management of fixed-income investment portfolios and asset/ liability and interest rate risk management strategies.

         Since commencing its operations, Atlantic Capital has executed its investment strategy in various interest rate environments with a portfolio consisting of adjustable-rate mortgage securities and fixed-rate mortgage securities. During 1999, its first full year of operation, in a rising interest rate environment, Atlantic Capital generated a 10.6% return on average equity with a portfolio consisting of seven-year fixed-rate balloon securities and one-year ARMs. In early 2000, short-term interest rates rose higher than intermediate and longer-term interest rates, which resulted in an inverted yield curve. As a result of the inverted yield curve, a portfolio with a heavier allocation in seven-year fixed-rate balloon securities than in one-year ARMs, and increased expenses related to the expansion of its business, Atlantic Capital experienced a 1.1% loss on average equity during 2000. In an effort to generate more consistent operating results in changing interest rate environments, beginning in the third quarter of 2000, Atlantic Capital shifted its asset allocation strategy to a portfolio consisting solely of one-year ARMs and completed this re-allocation by the end of the second quarter of 2001. Since that time, Atlantic Capital's portfolio has consisted solely of one-year ARMs. Falling short-term interest rates resulted in a steep positively-sloping yield curve during 2001, which contributed to a significantly higher return on average equity for the year. In 2001, while more than doubling total assets and stockholders' equity, principally as a result of new investment capital, Atlantic Capital generated an 18.7% return on average equity with a portfolio consisting primarily of one-year ARMs.

         We caution you not to rely on this financial information in making your investment decision because Atlantic Capital is not offering shares of its common stock hereby and we do not and will not have any ownership interest in Atlantic Capital. Past results of Atlantic Capital are not necessarily indicative of our future performance. In particular, since Atlantic Capital is a privately-held company, its operating expenses are substantially lower than the expenses required to operate a public company.

         Our executive officers will continue to serve as executive officers and directors of Atlantic Capital. However, they intend to devote a majority of their time to our business. Our executive officers have agreed to purchase 15,000 shares of our common stock directly from us at the initial public offering price simultaneously with the consummation of this offering.

                              Corporate Information

         We were incorporated in Maryland on March 22, 2002. Our principal executive offices are located at 3288 Robinhood Road, Suite 105, Winston-Salem, NC. Our telephone number is (336) 760-9331.

         We intend to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. As long as we maintain our status as a REIT, we generally will not be subject to federal or state income taxes on our net income to the extent we distribute our net income to our stockholders.

                                  The Offering

Common Stock Offered by Us                                         5,000,000

Common Stock to be Outstanding After the Offering (1)              5,105,100

Proposed American Stock Exchange Symbol                            "FYC"

_________________

(1) Includes 15,000 shares of common stock that our executive officers have agreed to purchase directly from us at the initial offering price, without paying an underwriting discount or commission, upon consummation of this offering and 90,000 shares of restricted stock to be issued to our executive officers pursuant to our 2002 Long-Term Incentive Plan. Assumes no exercise of the underwriters' over-allotment option to purchase up to an additional 750,000 shares of common stock.

                                 Use of Proceeds

         The net proceeds from the sale of 5,000,000 shares of our common stock, based on an offering price of $10.00 per share, will be approximately $46.0 million, after deducting underwriting discounts and commissions and estimated expenses of the offering. We intend to use the net proceeds from this offering to acquire mortgage securities consistent with our asset allocation policy. We then intend to increase our investment assets by borrowing against these mortgage securities through reverse repurchase agreements and using the proceeds of such borrowings to acquire additional mortgage securities. Pending such investments, we will place the net proceeds in interest-bearing bank accounts or purchase readily-marketable, short-term interest-bearing securities.

                               Distribution Policy

         To maintain our qualification as a REIT, we intend to make annual distributions to our stockholders of all or substantially all of our taxable income (which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles (GAAP)). The distribution policy is subject to revision at the discretion of our board of directors. All distributions in excess of those required for us to maintain REIT status will be made at the discretion of our board of directors and will depend on our taxable income, our financial condition and such other factors as our board of directors deems relevant. We have not established a minimum distribution level.

         We anticipate adopting in the future a dividend reinvestment plan that allows our stockholders that have enrolled in the plan to reinvest their distributions automatically in additional shares of common stock.

                                  RISK FACTORS

         An investment in our common stock involves various risks. You should carefully consider the following risk factors in conjunction with the other information contained in this prospectus before purchasing our common stock. The risks discussed in this prospectus can adversely affect our business, operating results, prospects and financial condition. This could cause the market price of our common stock to decline and could cause you to lose all or part of your investment.

Risks Related to Our Business

Interest rate mismatches between our adjustable-rate mortgage securities and our borrowings used to fund our purchases of these securities may reduce our income during periods of changing interest rates.

         We expect to fund most of our acquisitions of adjustable-rate mortgage securities with borrowings that have interest rates that adjust more frequently than the interest rate indices and repricing terms of our mortgage securities. Accordingly, if short-term interest rates increase, our borrowing costs may increase faster than the interest rates on our adjustable-rate securities adjust. As a result, in a period of rising interest rates, we could experience a decrease in net income or a net loss.

         Most of the mortgage securities we intend to acquire are adjustable-rate securities. This means that their interest rates may vary over time based upon changes in an identified short-term interest rate index. In most cases the interest rate indices and repricing terms of the mortgage securities that we acquire and our borrowings will not be identical, thereby potentially creating an interest rate mismatch between our investments and our borrowings. While the historical spread between relevant short-term interest rate indices has been relatively stable, there have been periods when the spread between these indices was volatile. During periods of changing interest rates, these interest rate index mismatches could reduce our net income or produce a net loss, and adversely affect our dividends and the market price of our common stock.

         Interest rates are highly sensitive to many factors, including governmental, monetary and tax policies, domestic and international economic and political considerations and other factors, all of which are beyond our control.

A disproportionate rise in short-term interest rates as compared to long-term interest rates may adversely affect our income.

         The relationship between short-term and long-term interest rates is often referred to as the "yield curve." Ordinarily, short-term interest rates are lower than long-term interest rates. If short-term interest rates rise disproportionately relative to long-term interest rates (a flattening of the yield curve), our borrowing costs may increase more rapidly than the interest income earned on our assets. Because our assets, on average, generally will bear interest at longer-term rates than our borrowings, a flattening of the yield curve would tend to decrease our net income and the market value of our net assets. Additionally, to the extent cash flows from longer-term investments that return scheduled and unscheduled principal are reinvested, the spread between the yields of the new investments and available borrowing rates may decline, which would likely decrease our net income and the market value of our assets. It is also possible that short-term interest rates may exceed longer-term interest rates (a yield curve inversion), in which event our borrowing costs may exceed our interest income and we could incur operating losses.

Interest rate caps on our adjustable-rate mortgage securities may reduce our income or cause us to suffer a loss during periods of rising interest rates.

         The mortgage loans underlying our adjustable-rate securities typically will be subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount an interest rate can increase during a given period. Lifetime interest rate caps limit the amount an interest rate can increase through maturity of a mortgage loan. If these interest rate caps apply to the mortgage loans underlying our adjustable-rate securities, the interest distributions made on the related securities will be similarly impacted. Our borrowings will not be subject to similar interest rate caps. Accordingly, in a period of rapidly increasing interest rates, the interest rates paid on our borrowings could increase without limitation while caps would limit the interest distributions on our adjustable-rate mortgage securities. Further, some of the mortgage loans underlying our adjustable-rate mortgage securities may be subject to periodic payment caps that result in a portion of the interest on those loans being deferred and added to the principal outstanding. As a result, we could receive less interest distributions on adjustable-rate mortgage securities than we need to pay interest on our related borrowings. These factors could lower our net interest income or cause us to suffer a net loss during periods of rising interest rates.

An increase in interest rates may adversely affect our book value.

         Increases in interest rates may negatively affect the market value of our mortgage-related assets. Our fixed-rate securities generally will be more negatively affected by these increases than adjustable-rate securities. In accordance with accounting rules, we will be required to reduce our stockholders' equity, or book value, by the amount of any decrease in the market value of our mortgage-related assets.

Changes in prepayment rates on our mortgage securities may decrease our net interest income.

         Pools of mortgage loans underlie the mortgage securities that we intend to acquire. We will generally receive principal distributions from the principal payments that are made on these underlying mortgage loans. When borrowers prepay their mortgage loans faster than expected, this will result in prepayments that are faster than expected on the mortgage securities. Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic and other factors, all of which are beyond our control. Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Prepayment rates also may be affected by conditions in the housing and financial markets, general economic conditions and the relative interest rates on fixed-rate and adjustable-rate mortgage loans. Faster than expected prepayments could adversely affect our profitability, including in the following ways:

         . We may often purchase mortgage securities that have a higher interest rate than the market interest rate at the time of purchase. In exchange for this higher interest rate, we would be required to pay a premium over the face amount of the security to acquire the security. In accordance with accounting rules, we would amortize this premium over the anticipated term of the mortgage security. If principal distributions are received faster than anticipated, we would be required to expense the premium faster.

         . We may not be able to reinvest the principal distributions received on mortgage securities in similar new mortgage securities and, to the extent that we can do so, the effective interest rates on the new mortgage securities will likely be lower than the yields on the mortgages that were prepaid.

         We also may acquire mortgage securities at a discount. If the actual prepayment rates on a discount mortgage security are slower than anticipated at the time of purchase, we would be required to recognize the discount as income more slowly than anticipated. This would adversely affect our profitability. Slower than expected prepayments also may adversely affect the market value of a discount mortgage security.

         We can also acquire mortgage securities that are less affected by prepayments. For example, we can acquire CMOs, a type of mortgage security that divides a pool of mortgage loans into multiple tranches that allow for shifting of prepayment risks from slower-paying tranches to faster-paying tranches. This is in contrast to pass-through or pay-through mortgage securities, where all investors share equally in all principal payments, including all prepayments. However, as discussed below, to avoid being classified as an investment company under the Investment Company Act of 1940, there are limitations on our ability to purchase CMOs.

         While we may seek to reduce prepayment risk, in selecting investments we must balance prepayment risk against other risks and the potential returns of each investment. No strategy can completely insulate us from prepayment risk.

Our leveraging strategy increases the risks of our operations.

         We generally expect to borrow between eight and twelve times the amount of our equity, although our borrowings may at times be above or below this amount. We will incur this leverage by borrowing against our mortgage securities. Use of leverage can enhance our investment returns. However, leverage also increases risks. In the following ways, the use of leverage increases our risk of loss and may reduce our net income by increasing the risks associated with other risk factors, including particularly a decline in the market value of our mortgage securities:

         . The use of leverage increases our risk of loss resulting from various factors, including rising interest rates, increased interest rate volatility, downturns in the economy or reductions in the availability of financing.

         . A majority of our borrowings will be secured by our mortgage securities, generally under reverse repurchase agreements. The amount borrowed under a reverse repurchase agreement is based on the market value of the mortgage assets pledged to secure the borrowings. A decline in the market value of the mortgage securities used to secure these debt obligations could limit our ability to borrow or result in lenders requiring us to pledge additional collateral to secure our borrowings. In that situation, we could be required to sell mortgage securities under adverse market conditions in order to obtain the additional collateral required by the lender or to pay down our borrowings. If these sales are made at prices lower than the carrying value of the mortgage securities, we would experience losses.

         . A default of a mortgage-related asset that is collateral for a loan could also result in an involuntary liquidation of the mortgage-related asset, including any cross-collateralized mortgage securities. This would result in a loss to us of the difference between the value of the mortgage-related asset upon liquidation and the carrying value of the mortgage-related asset.

         . To the extent we are compelled to liquidate qualified REIT assets to repay debts, our compliance with the REIT rules regarding our assets and our sources of income could be negatively affected, which would jeopardize our status as a REIT. Losing our REIT status would cause us to lose tax advantages applicable to REITs and may decrease our overall profitability and distributions to our stockholders.

         . To the extent we are compelled to liquidate assets to repay debts, our compliance with the Investment Company Act rules regarding our assets could be negatively affected, which would jeopardize our exemption from the Investment Company Act. Losing our exemption would require us to comply with regulations applicable to investment companies, which could decrease our overall profitability and distributions to our stockholders.

We may incur increased borrowing costs related to reverse repurchase agreements and that would adversely affect our profitability.

         We expect substantially all of our borrowings to be collateralized borrowings in the form of reverse repurchase agreements. If the interest rates on these reverse repurchase agreements increase at a rate higher than the increase in rates payable on our investments, that would adversely affect our profitability.

         We expect that our borrowing costs under repurchase agreements will generally correspond to short-term interest rates such as LIBOR or a short-term Treasury index, plus or minus a margin. The margins on these borrowings over or under short-term interest rates may vary depending upon:

         .   the movement of interest rates;

         .   the availability of financing in the market; and

         .   the credit quality, value and liquidity of our mortgage securities.

If we are unable to renew our borrowings at favorable rates, our profitability may be adversely affected.

         Since we rely primarily on short-term borrowings, our ability to achieve our investment objectives depends not only on our ability to borrow money in sufficient amounts and on favorable terms, but also on our ability to renew or replace on a continuous basis our maturing short-term borrowings. If we are not able to renew or replace maturing borrowings, we would have to sell some or all of our assets, possibly under adverse market conditions.

Our use of reverse repurchase agreements to borrow funds may give our lenders greater rights in the event that either we or a lender file for bankruptcy.

         Our borrowings under reverse repurchase agreements may qualify for special treatment under the bankruptcy code, giving our lenders the ability to avoid the automatic stay provisions of the bankruptcy code and to take possession of and liquidate our collateral under the reverse repurchase agreements without delay in the event that we file for bankruptcy. Furthermore, the special treatment of repurchase agreements under the bankruptcy code may make it difficult for us to recover our pledged assets in the event that a lender files for bankruptcy. Thus, our use of repurchase agreements will expose our pledged assets to risk in the event of a bankruptcy filing by either a lender or us.

Our executive officers and their affiliates may allocate mortgage-related opportunities to other entities, and thus may divert attractive investment opportunities away from us.

         Our executive officers, Michael Hough, Benjamin Hough and William Gibbs are also executive officers and directors of Atlantic Capital. Our executive officers intend to continue in such capacities with Atlantic Capital. See "Conflicts of Interest." These dual responsibilities will create conflicts of interest for these officers if they are presented with opportunities that may equally benefit us and Atlantic Capital. These officers intend to allocate investments between our portfolio and Atlantic Capital by determining the entity or account for which they believe the investment opportunity is most suitable. In making this determination, these officers will consider the investment strategy and guidelines of each entity with respect to acquisition of assets, portfolio needs, market conditions, cash flow and other factors that they deem appropriate. However, our executive officers generally have no obligation to make any specific investment opportunities available to us, and the above mentioned conflicts of interest may result in decisions or allocations of securities that may benefit one entity more than the other.

         In addition, our employment agreements with our executive officers do not restrict our executive officers or any persons working on their behalf or any of their affiliates from doing business, including the rendering of advice in the purchase of mortgage securities that meet our investment criteria, with Atlantic Capital or any entity that manages the assets of Atlantic Capital. The ability of our executive officers to engage in these other business activities could reduce the time and effort they spend managing us.

We depend upon our three executive officers.

         Our operations will depend in significant part on the contribution of our three executive officers. Although all of our executive officers currently have employment agreements with us through the end of 2004, we cannot assure you of the continued employment of all of our officers. The loss of any of our executive officers could have a material adverse effect on our business and results of operations.

Our executive officers have limited experience operating a REIT and no experience operating a public company.

         Prior to October 1998, none of our executive officers had any experience in managing a REIT. In addition, none of our executive officers has any experience managing a public company. This inexperience on the part of our officers could have an adverse effect on our operations.

We currently have no mortgage-related assets.

         We have not identified any specific mortgage-related assets to purchase with the net proceeds of this offering. Our net income will depend on our ability to acquire mortgage-related assets on acceptable terms and at favorable spreads over our borrowing costs. If we are unable to acquire mortgage-related assets, our results of operations will be adversely affected.

         The availability of mortgage-related assets meeting our criteria depends upon, among other things, the level of activity and quality of and demand for securities in the mortgage securitization and secondary markets. The market for mortgage securities depends upon various factors including the size of and level of activity in the residential real estate market, the level of and difference between short-term and long-term interest rates, incentives for issuers to securitize mortgage loans and demand for mortgage securities by institutional investors. The size and level of activity in the residential real estate lending market depends on various factors, including the level of interest rates, regional and national economic conditions and real estate values. To the extent we are unable to acquire a sufficient volume of mortgage-related assets meeting our criteria, our results of operations would be adversely affected. Furthermore, we cannot assure you that we will be able to acquire sufficient mortgage-related assets at spreads above our costs of funds.

We do not currently have any borrowing arrangements.

         We do not currently have any borrowing arrangements or commitments from any lenders. If we do not obtain financing arrangements, we will not have access to sufficient capital to finance our business strategy. See "Business - Our Strategy."

         We will rely on short-term borrowings to fund acquisitions of mortgage assets. Accordingly, our ability to achieve our investment objectives depends on our ability to borrow money in sufficient amounts and on favorable terms and on our ability to renew or replace on a continuous basis maturing short-term borrowings. In addition, we may depend upon a few lenders to provide the primary credit facilities for our mortgage asset purchases. Any failure to obtain or renew adequate funding under these facilities or other financings on favorable terms could have a material adverse effect on our operations.

Our executive officers will have broad discretion to allocate proceeds.

         Our executive officers will have broad discretion, within the general investment criteria established by our board of directors, to allocate the proceeds of the offering and to determine the timing of investment of such proceeds. Such discretion could result in allocation of proceeds to assets where the investment returns are substantially below expectations or which result in net operating losses, which would materially and adversely affect our business, operations and results.

Because assets we expect to acquire may experience periods of illiquidity, we may lose profits or be prevented from earning capital gains if we cannot sell mortgage-related assets at an opportune time.

         We bear the risk of being unable to dispose of our mortgage-related assets at advantageous times or in a timely manner because mortgage-related assets generally experience periods of illiquidity. The lack of liquidity may result from the absence of a willing buyer or an established market for these assets, as well as legal or contractual restrictions on resale. As a result, the illiquidity of mortgage-related assets may cause us to incur losses.

Our board of directors may change our operating policies and strategies without prior notice or stockholder approval and such changes could harm our business, results of operation and stock price.

         Our board of directors can modify or waive our current operating policies and our strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current operating policies and strategies may have on our business, operating results and stock price. However, the effects may be adverse.

Competition may prevent us from acquiring mortgage-related assets at favorable yields and that would negatively impact our profitability.

         Our net income will largely depend on our ability to acquire mortgage-related assets at favorable spreads over our borrowing costs. In acquiring mortgage-related assets, we expect to compete with other REITs, investment banking firms, savings and loan associations, banks, insurance companies, mutual funds, other lenders and other entities that purchase mortgage-related assets, many of which have greater financial resources than we do. As a result, we may not in the future be able to acquire sufficient mortgage-related assets at favorable spreads over our borrowing costs. If that occurs, our profitability will decline.

Because we may acquire fixed-rate securities, an increase in interest rates may adversely affect our profitability.

         While the majority of our investments are expected to consist of adjustable-rate mortgage securities, we may also invest in fixed-rate mortgage securities. In a period of rising interest rates, our interest payments could increase while the interest we earn on our fixed-rate mortgage securities would not change.

Investing in subordinated interests exposes us to increased credit risk.

         In the future, we may invest in subordinated interests. Subordinated interests are classes of commercial mortgage securities and mortgage loans that are subject to the senior claim of mortgage debt securities. Losses on the underlying mortgage loans may be significant to the owner of a subordinated interest because the investments are leveraged. For example, assume a REIT acquires a $10 million principal amount subordinated interest in a $100 million pool of mortgage loans that is subject to $90 million of senior mortgage-backed securities. If thereafter there are $7 million of losses on the $100 million of loans, the entire loss will be allocated to the owner of the subordinated interest. In essence, a 7% loss on the loans would translate into a 70% loss of principal and the related interest for the owner of the subordinated interest.

If we acquire interest-only or principal-only securities, the increased prepayment risk associated with such securities means that our actual earnings with respect to such securities could be lower than anticipated.

         We currently do not expect to acquire interest-only or principal-only securities. However, our asset allocation policy permits us to buy such securities. Interest-only securities are mortgage securities that entitle the holder to receive only interest on the outstanding principal amount of the underlying mortgage loans, and no principal. We may invest in other companies that invest in interest-only securities or we may invest in those securities directly. The value of these interest-only securities can be adversely affected if the underlying mortgage loans are prepaid faster than anticipated and the interest stream decreases. For example, an interest-only security with an initial notional amount of $100 million may entitle a holder to interest equal to 1% on the outstanding notional amount. The holder may anticipate that 10% of the loans will prepay at the end of each year; however, the actual experience is that 20% of the loans prepay at the end of each year. In that case, the anticipated and actual cash paid to the holder would be:

                 Year           Anticipated               Actual
                 ----           -----------               ------
                   1             $1,000,000            $1,000,000
                   2                900,000               800,000
                   3                800,000               600,000
                   4                700,000               400,000
                   5                600,000               200,000
                   6                500,000                    --
                   7                400,000                    --
                   8                300,000                    --
                   9                200,000                    --
                  10                100,000                    --
                                 ----------            ----------
                   Total         $5,500,000            $3,000,000
                                 ==========            ==========

         Conversely, principal-only securities are mortgage securities that entitle the holder to receive only principal payments on the underlying mortgage loans, and no interest. The value of these principal-only securities can be adversely affected if the underlying mortgage loans are prepaid slower than anticipated.

Because our asset allocation policy permits us to invest up to 10% of our total portfolio in investments other than high-quality mortgage securities, we may invest in assets that bear greater credit, interest rate, prepayment or passive investment risks.

         Our asset allocation policy permits us to invest up to 10% of our total portfolio in investments other than high-quality mortgage securities, such as other investment-grade mortgage assets or real estate-related investments, mortgage derivative securities, securities of other publicly-traded REITs and other investments related to our operations as a mortgage REIT. If we acquire investments of lower credit quality, our profitability may decline and we may incur losses if there are defaults on assets underlying those investments or if the rating agencies downgrade the credit quality of those investments.

         In addition, as part of this 10% investment allocation basket, we may acquire securities of other publicly-traded REITs. Obtaining interests indirectly by investment in other enterprises carries the following risks:

         . Returns on investments are not directly linked to returns on the investee companies' assets.

         . We may have no ability to affect the management, investment decisions or operations.

         .   Prices of publicly-traded securities are likely to be volatile.

         . Disposition value of investments is dependent upon general and specific market conditions.

Risks Related to REIT Compliance and Other Matters

If we do not qualify as a REIT, we will be subject to tax as a regular corporation and face substantial tax liability.

         We expect to operate so as to qualify as a REIT under the Internal Revenue Code. However, qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which only a limited number of judicial or administrative interpretations exist. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT. If we fail to qualify as a REIT in any tax year, then:

         . we would be taxed as a regular domestic corporation, which, among other things, means being unable to deduct distributions to stockholders in computing taxable income and being subject to federal income tax on our taxable income at regular corporate rates;

         . any resulting tax liability could be substantial and would reduce the amount of cash available for distribution to stockholders; and

         . unless we were entitled to relief under applicable statutory provisions, we would be disqualified from treatment as a REIT for the subsequent four taxable years following the year during which we lost our qualification, and thus, our cash available for distribution to stockholders would be reduced for each of the years during which we did not qualify as a REIT.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

         Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets. Any of these taxes would decrease cash available for distribution to our stockholders. See "Federal Income Tax Consequences of Our Status as a REIT - Federal Income Taxation."

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

         In order to qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Complying with REIT requirements may limit our ability to hedge effectively.

         The REIT provisions of the Internal Revenue Code may substantially limit our ability to hedge mortgage securities and related borrowings by requiring us to limit our income in each year from qualified hedges, together with any other income not generated from qualified real estate assets, to no more than 25% of our gross income. In addition, we must limit our aggregate income from nonqualified hedging transactions, from our provision of services and from other non-qualifying sources to no more than 5% of our annual gross income. As a result, we may have to limit our use of advantageous hedging techniques. This could result in greater risks associated with changes in interest rates than we would otherwise want to incur. If we were to violate the 25% or 5% limitations, we may have to pay a penalty tax equal to the amount of income in excess of those limitations, multiplied by a fraction intended to reflect our profitability. If we fail to satisfy the REIT gross income tests, unless our failure was due to reasonable cause and not due to willful neglect, we could lose our REIT status for federal income tax purposes.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

         In order to qualify as a REIT, we must also ensure that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer and no more than 20% of the value of our total securities can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter in order to avoid losing our REIT status and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments.

Complying with REIT requirements may force us to borrow to make distributions to stockholders.

         As a REIT, we must distribute at least 90% of our annual taxable income (subject to certain adjustments) to our stockholders. To the extent that we satisfy the distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws.

         From time to time, we may generate taxable income greater than our net income for financial reporting purposes due to, among other things, amortization of capitalized purchase premiums, or our taxable income may be greater than our cash flow available for distribution to stockholders. If we do not have other funds available in these situations, we could be required to borrow funds, sell a portion of our mortgage securities at disadvantageous prices or find another alternative source of funds in order to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity.

Additional Risk Factors

Commencement of our operations is dependent upon consummation of this offering.

         We were organized in March 2002 and currently have only nominal capitalization, currently equal to $1,000 in cash. Consequently, we are dependent on the net proceeds of the offering to commence our business operations.

We cannot assure you that a public market for our common stock will develop.

         Prior to the offering, there has not been a public market for our common stock, and we cannot assure you that a regular trading market for the shares of common stock offered hereby will develop or, if developed, that any such market will be sustained. In the absence of a public trading market, an investor may be unable to liquidate an investment in our common stock. The initial public offering price has been determined by us and the representatives of the underwriters. We cannot assure you that the price at which the shares of common stock will sell in the public market after the closing of the offering will not be lower than the price at which they are sold by the underwriters. See "Underwriting." While there can be no assurance that a market for the common stock will develop, we intend to apply for listing of our shares of common stock on the American Stock Exchange under the symbol "FYC."

We have not established a minimum dividend payment level and there are no assurances of our ability to pay dividends in the future.

         We intend to pay quarterly dividends and to make distributions to our stockholders in amounts such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed. This, along with other factors, should enable us to qualify for the tax benefits accorded to a REIT under the Internal Revenue Code. We have not established a minimum dividend payment level and our ability to pay dividends may be adversely affected by the risk factors described in this prospectus. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time. There are no assurances of our ability to pay dividends in the future.

Failure to maintain an exemption from the Investment Company Act would adversely affect our results of operations.

         We believe that we will conduct our business in a manner that allows us to avoid being regulated as an investment company under the Investment Company Act of 1940, as amended. The Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring "mortgages and other liens on and interests in real estate." Under the SEC's current interpretation, qualification for this exemption generally requires us to maintain at least 55% of our assets directly in qualifying real estate interests. In order to constitute a qualifying real estate interest under this 55% requirement, a real estate interest must meet various criteria. Mortgage securities that do not represent all of the certificates issued with respect to an underlying pool of mortgages may be treated as securities separate from the underlying mortgage loans and, thus, may not qualify for purposes of the 55% requirement. Our ownership of these mortgage securities, therefore, is limited by the provisions of the Investment Company Act. If we fail to continue to qualify for an exemption from registration as an investment company, our ability to use leverage would be substantially reduced and we would be unable to conduct our business as planned.

Our charter does not permit ownership in excess of 9.8% of our capital stock and attempts to acquire our capital stock in excess of the 9.8% limit are void without prior approval from our board of directors.

         For the purpose of preserving our REIT qualification and for other reasons, our charter prohibits direct or constructive ownership by any person of more than 9.8% of the lesser of the total number or value of the outstanding shares of our common stock or more than 9.8% of the outstanding shares of our preferred stock. Our charter's constructive ownership rules are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the outstanding stock by an individual or entity could cause that individual or entity to own constructively in excess of 9.8% of the outstanding stock, and thus be subject to our charter's ownership limit. Any attempt to own or transfer shares of our common or preferred stock in excess of the ownership limit without the consent of the board of directors will be void, and could result in the shares being automatically transferred to a charitable trust.

Because provisions contained in Maryland law, our charter and our bylaws may have an anti-takeover effect, investors may be prevented from receiving a "control premium" for their shares.

         Provisions contained in our charter and bylaws, as well as Maryland general corporation law, may have anti-takeover effects that delay, defer or prevent a takeover attempt, which may prevent stockholders from receiving a "control premium" for their shares. For example, these provisions may defer or prevent tender offers for our common stock or purchases of large blocks of our common stock, thereby limiting the opportunities for our stockholders to receive a premium for their common stock over then-prevailing market prices. These provisions include the following:

         . Ownership limit. The ownership limit in our charter limits related investors, including, among other things, any voting group, from acquiring over 9.8% of our common stock without our permission.

         . Preferred stock. Our charter authorizes our board of directors to issue preferred stock in one or more classes and to establish the preferences and rights of any class of preferred stock issued. These actions can be taken without soliciting stockholder approval. The issuance of preferred stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our stockholders' best interests.

         . Staggered board. The directors on our board of directors elected by the holders of our common stock are divided into three classes, and each of these directors serves for a three-year term. As a result, it generally is not possible to elect a majority of our directors in any single year. This staggering of our board may discourage offers for us or make an acquisition of us more difficult, even when an acquisition is in the best interest of our stockholders.

         . Maryland business combination statute. Maryland law restricts the ability of holders of more than 10% of the voting power of a corporation's shares to engage in a business combination with the corporation.

         . Maryland control share acquisition statute. Maryland law limits the voting rights of "control shares" of a corporation in the event of a "control share acquisition."

Future offerings of debt securities, which would be senior to our common stock upon liquidation, or equity securities, which would dilute our existing stockholders and may be senior to our common stock for the purposes of dividend distributions, may adversely affect the market price of our common stock.

         In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock or common stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Our preferred stock, if issued, would have a preference on dividend payments that could limit our ability to make a dividend distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

                                 USE OF PROCEEDS

         The net proceeds from the sale of 5,000,000 shares of our common stock, based on an offering price of $10.00 per share, will be approximately $46.0 million after deducting underwriting discounts and commissions and estimated expenses of the offering. We intend to use the net proceeds from this offering to acquire mortgage-related assets consistent with our investment policy. We then intend to increase our investment assets by borrowing against these mortgage-related assets and using the proceeds of such borrowings to acquire additional mortgage-related assets. Pending such investments, we will place the net proceeds in interest-bearing bank accounts or in readily marketable, interest-bearing securities.

                               DISTRIBUTION POLICY

         To maintain our qualification as a REIT, we intend to make annual distributions to our stockholders of all or substantially all of our taxable income (which does not necessarily equal net income as calculated in accordance with GAAP). The distribution policy is subject to revision at the discretion of our board of directors. All distributions in excess of those required for us to maintain REIT status will be made at the discretion of our board of directors and will depend on our taxable income, our financial condition and such other factors as our board of directors deems relevant. We have not established a minimum distribution level.

         We anticipate adopting in the future a dividend reinvestment plan that allows our stockholders that have enrolled in the plan to reinvest their distributions automatically in additional shares of common stock.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of the date of this prospectus and as adjusted to reflect the sale of the common stock offered hereby.

                                                  Actual        As Adjusted(1)
                                                  ------        --------------
Long-Term Debt............................            --                    --

Stockholders' equity:
    Common stock..........................        $    1           $    50,001
    Preferred stock.......................            --                    --
    Additional paid-in capital............           999            49,950,999
                                                  ------           -----------
       Total capitalization...............        $1,000           $50,001,000
                                                  ======           ===========
______________
(1) Before deducting underwriting discounts and commissions, and estimated offering expenses of $500,000, payable by us and assuming no exercise of the underwriters' over-allotment option to purchase up to an additional 750,000 shares of common stock.

                                    DILUTION

         The initial price per share to the public of the common stock offered hereby will exceed the pro forma net tangible book value per share after the offering. Therefore, purchasers of the common stock in the offering will realize an immediate dilution in the net tangible book value of their shares. Pro forma net tangible book value per share is determined by subtracting our total liabilities from our total tangible assets and dividing the remainder by the number of shares of common stock that will be outstanding after the offering. The following table illustrates the dilution to purchasers of shares sold in the offering, based on the initial public offering price of $10.00 per share.

Initial price per share to the public (1)                                                   $ 10.00
Net tangible book value per share prior to the offering                                     $ 10.00
Decrease in net tangible book value per share attributable to the underwriters'
    discounts and estimated expenses of the offering                                        $ (0.80)
Pro forma net tangible book value per share after the offering, before the
    issuance of restricted stock                                                            $  9.20
Decrease in net tangible book value per share attributable to the issuance of
    restricted stock(2)                                                                     $ (0.16)
Pro forma net tangible book value per share after the offering                              $  9.04
Dilution per share sold in the offering                                                     $  0.96

______________
(1) Before deducting the underwriters' discount and estimated expenses of the offering.
(2) We expect to issue 90,000 shares of restricted stock to our executive officers pursuant to our 2002 Long-Term Incentive Plan upon consummation of the offering. Although dividends will be paid on all restricted stock, whether or not vested, at the same rate and on the same date as on shares of our common stock, our executive officers will be prohibited from selling such shares until they vest. Subject to the subject officer's continued employment with us, until our stockholders' equity exceeds $80 million, all of the shares of restricted stock will vest at the rate of 10% per year beginning on the first anniversary of the date of grant. At the time that our stockholders' equity first exceeds $80 million, if ever, the remaining unvested shares of restricted stock will begin vesting thereafter at the rate of 20% per year.

                         LIQUIDITY AND CAPITAL RESOURCES

         We have been organized to operate so as to qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code and, as such, anticipate distributing annually substantially all of our taxable income. See "Distribution Policy" and "Federal Income Tax Consequences of Our Status as a REIT - Requirements for Qualification" and "--Annual Distribution Requirements."

         Our principal sources of funds will be the net proceeds of this offering and secured borrowings (primarily reverse repurchase agreements) or the issuance of debt or additional equity securities. We anticipate that we will incur short-term borrowings immediately after the net proceeds of the offering have been invested. We expect to borrow generally between eight and twelve times the amount of our equity capital, although our borrowings may vary periodically depending on market conditions. Our revenue will consist primarily of interest income and other revenues from our investments in mortgage-related assets. We believe that the net proceeds of the offering, combined with cash flow from operations and the utilization of borrowings, will be sufficient to enable us to meet anticipated liquidity requirements. If our cash resources are at any time insufficient to satisfy our liquidity requirements, we may be required to liquidate some of our mortgage-related assets, incur debt or sell additional equity securities. We cannot assure you that financing will be available to us on favorable terms, or at all.

         Virtually all of our assets are expected to be financial in nature. As a result, interest rates and other factors are expected to affect our performance to a greater extent than inflation. Changes in interest rates do not necessarily correlate with inflation rates or changes in inflation rates. We intend to prepare and present our financial statements in accordance GAAP; however, our distributions to stockholders will be determined by our net income as calculated for tax purposes. In each case, our results of operations and balance sheet will be measured with reference to historical cost or fair market value without considering inflation.

         Our income as calculated for tax purposes may differ from income as calculated according to GAAP. For example, we might take a reserve for credit losses that would affect GAAP income whereas only actual credit losses are deducted in calculating taxable income. In addition, general and administrative expenses may differ between tax accounting and GAAP due to differing treatment of leasehold amortization, certain stock compensation expenses and other items.

         As noted above, the distinction between taxable income and GAAP income is important to our stockholders because distributions are declared on the basis of taxable income. While we generally will not be required to pay taxes as long as we satisfy the REIT provisions of the Internal Revenue Code and distribute all of our taxable income, each year we will be required to complete a corporate federal income tax return wherein taxable income is calculated. This taxable income level determines the amount of distributions we can pay out over time.

                                    BUSINESS

Our Strategy

         We are a newly-formed, self-managed mortgage REIT that will invest in and manage a portfolio consisting primarily of high-quality, short-duration and adjustable-rate single-family residential mortgage securities. We intend to finance our purchase of these mortgage securities with the net proceeds of this offering and borrowings. Our principal goal will be to generate net income for distribution to our stockholders, through regular quarterly dividends, from the spread between the interest income on our portfolio and the interest costs of our borrowings and other expenses. We believe that our focus on short-duration and adjustable-rate residential mortgage securities will reduce the impact of changes in interest rates on the market value of our portfolio and on our net interest income.

         Limiting the duration of our portfolio is important because during periods of rising interest rates, the market value of a security with a shorter duration generally will decline less than the market value of a security with a comparatively longer duration. Conversely, during periods of declining interest rates, the market value of a short-duration security generally will increase less than a longer-duration security. The duration of a mortgage security is a relative measure of the anticipated change in the market value of the security for a given change in market interest rates. Mortgage securities that have interest rates that adjust periodically generally have a shorter duration than mortgage securities that have a fixed interest rate. While short duration securities are less volatile during periods of rising interest rates, in a period of declining interest rates, the market value of a security with a shorter duration generally will increase less than the market value of a security with a comparatively longer duration.

Investment Strategy

         We currently intend to use the following asset allocation policy in building and managing our portfolio:

         Mortgage Securities. At least 90% of our total assets will consist of high-quality mortgage securities with an implied rating of AAA that are issued by GNMA, FNMA and FHLMC, other mortgage securities rated in one of the two highest investment grade rating categories by at least one of the nationally-recognized rating agencies and cash or cash equivalents.

         . At least 50% of our mortgage securities will consist of adjustable rate securities, called one-year ARMs, that have an interest rate that resets at least annually, other securities that have an expected duration at the time of acquisition of approximately one year, other investments that mature within approximately one year or have interest rate repricings within approximately one year and cash or cash equivalents.

         . The remainder of our mortgage securities may consist of adjustable-rate mortgage securities with interest rates that reset more than one year from the date of our purchase, such as hybrid ARMs, and fixed-rate mortgage securities. Hybrid ARMs have a fixed rate for an initial period of time, typically 3-5 years from issuance, and after that period become adjustable-rate securities. Securities with interest-rate resets or expected durations in excess of five years at the time of purchase will comprise no more than 10% of our mortgage securities portfolio.

         Other Investments. The remainder of our investment portfolio, comprising not more than 10% of our total assets, may consist of other investments such as investment-grade (as determined by at least one of the nationally-recognized rating agencies) mortgage assets, other investment-grade real estate related investments, mortgage derivative securities, securities of other publicly-traded REITs, and other investments related to our operations as a mortgage REIT.

         Our asset allocation policy is designed to:

         . Limit fluctuations in the market value of our securities by allocating a significant portion of our portfolio to one-year ARMs or other investments that mature or have interest rate repricings within approximately one year;

         . Reduce the impact that changing interest rates have on net interest income by structuring our borrowings with interest rate adjustment periods that, on an aggregate basis, generally correspond to the maturities and interest rate adjustment periods of our mortgage securities;

         .   Limit credit risk by acquiring high-quality securities; and

         . Diversify our portfolio by varying the prepayment characteristics, price (premiums and discounts), geographic location and rate reset dates of the securities in our portfolio.

         As of the date of this prospectus, we do not intend to engage in any of the following activities:

         . invest in the securities of other issuers for the purpose of exercising control;

         .   underwrite securities of other issuers; or

         .   offer securities in exchange for property.

Financing Strategy

         To expand our holdings of mortgage securities, we intend to borrow against our mortgage securities using reverse repurchase. Reverse repurchase agreements are effectively secured borrowings in which we agree to sell pledged assets to a lender at an agreed-upon price in return for the lender's agreement to resell the same assets back to us at a future date at a higher price. We expect that our borrowings will generally have maturities that range from one month to one year. We intend to borrow generally between eight and twelve times the amount of our equity capital, although the level of our borrowings may vary periodically depending on market conditions. To retain flexibility to respond to opportunities, we initially expect to borrow less than 12 times the amount of our equity capital. We plan to enter into borrowing agreements with financial institutions we deem financially sound and competitive in the reverse repurchase agreement borrowing markets.

         Our borrowing agreements may require us to deposit additional collateral in the event that the market value of our pledged collateral declines, or unscheduled principal payments on the mortgages underlying our mortgage securities increase at a higher than anticipated rate. We intend to maintain cash or cash equivalent reserves of approximately 3% of the value of our portfolio to reduce the risk that we would be required to sell portions of our portfolio to meet margin calls that may arise in times of rising interest rates. In addition, we generally expect to maintain a balance of unencumbered assets to use as collateral for additional borrowings, if necessary to meet margin calls.

         We will attempt to structure our borrowings, as closely as we deem effective, to have interest rate reset dates or maturities that closely correspond to the interest rate adjustments of our adjustable-rate mortgage securities. We expect borrowings under our reverse repurchase agreements to have interest rates that are based on prevailing short-term market rates. At times, we may finance the acquisition of our assets with other types of financings including commercial paper and other sources of credit.

Hedging Strategy

         Our investment and financing strategies are designed to reduce any impact on our stockholders' equity caused by the potential adverse effects of changes in interest rates on our assets and liabilities. Subject to complying with REIT requirements, we may also use hedging techniques to seek to mitigate the impact of certain adverse changes in interest rates on the value of our assets as well as the differences between the interest rate adjustments on our assets and borrowings. These techniques may include interest rate swap agreements, interest rate cap agreements, the purchase or sale of futures contracts or other derivative instruments.

         We will attempt to mitigate the interest rate risks inherent in a leveraged mortgage securities portfolio in general by seeking to acquire and own assets with short durations or repricings within approximately one year or less and with staggered interest rate resets. However, the short term and variable nature of our borrowings and the potential possibility for maturity and repricing mismatch may at times create the need to seek to hedge portions of the investment portfolio.

         ARMs generally are subject to lifetime and periodic interest rate caps and the borrowings used to finance these securities are not subject to equivalent caps. We may at times hedge the lifetime caps with the purchase of cap agreements.

         Hedging transactions will be designed to limit fluctuations in our net interest income during periods of rising interest rates. Our policy is to hedge only for protection and not for speculative reasons. No hedging strategy can completely insulate us from risk, and certain federal income tax requirements that we must satisfy to maintain our status as a REIT may limit our ability to hedge. We will carefully monitor our hedging strategy to ensure that we do not realize excessive hedging income, or hold hedges having a notional principal balance in excess of the principal amount of our borrowings, which could result in our disqualification as a REIT.

         We will also attempt to lessen the adverse effects of changes in interest rates on unscheduled principal payments of the mortgage loans underlying our securities. To minimize the negative effects of prepayments on income, we will attempt to keep the average purchase price of our portfolio as close to par value as we deem economically suitable. We intend to diversify our portfolio by varying the prepayment characteristics, price (premiums and discounts), geographic location and rate reset dates of the securities in our portfolio.

         However, there is no perfect hedging strategy and we will remain subject to risks inherent in owning a leveraged portfolio of mortgage assets, principally the risk that increases in our borrowing costs will increase by more than the interest rates on our investments.

Changes in Strategies

         Due to changes in market conditions, the market value and duration of our securities will fluctuate from time to time and may cause our portfolio allocations to fall outside our asset allocation policy guidelines. In such event, in consultation with our board of directors, we will determine whether we should reallocate our portfolio. Our board of directors may vary our asset allocation policy, our financing strategy or our hedging strategy at any time.

Our Investments

Mortgage Securities

         Pass-Through Certificates. We expect to invest principally in pass-through certificates, which are securities representing interests in pools of mortgage loans secured by residential real property in which payments of both interest and principal on the securities are generally made monthly, in effect, passing through monthly payments made by the individual borrowers on the mortgage loans which underlie the securities, net of fees paid to the issuer or guarantor of the securities. Early repayment of principal on some mortgage securities, arising from prepayments of principal due to sale of the underlying property, refinancing or foreclosure, net of fees and costs which may be incurred, may expose us to a lower rate of return upon reinvestment of principal. This is generally referred to as prepayment risk. Additionally, if a security subject to prepayment has been purchased at a premium, the value of the premium would be lost in the event of prepayment. Like fixed-income securities, when interest rates rise, the value of mortgage securities, including adjustable-rate mortgage securities, generally will decline.

         When interest rates are declining, however, the value of mortgage securities with prepayment features may not increase as much as other fixed-income securities because the underlying mortgage borrowers may refinance their mortgage debt at lower rates. The rate of prepayments on underlying mortgages will affect the price and volatility of a mortgage security and may have the effect of shortening or extending the effective maturity and duration of the security beyond what was anticipated at the time of purchase. When interest rates rise, our holdings of mortgage securities may experience reduced returns if the owners of the underlying mortgages pay off their mortgages later than anticipated. This is generally referred to as extension risk.

         Payment of principal and interest on some mortgage pass-through securities, although not the market value of the securities themselves, may be guaranteed by the full faith and credit of the U.S. government, including securities backed by GNMA, or by government-sponsored agencies or instrumentalities, including FNMA and FHLMC. Mortgage securities created by non-governmental issuers, including commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers, may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit, which may be issued by governmental entities, private insurers or the mortgage poolers.

         The following describes the attributes of the pass-through certificates that we intend to acquire initially:

         .   GNMA adjustable-rate securities: These securities, called GNMA
             -------------------------------
             ARMs, are pass-through certificates representing interests in FHA/VA mortgage loans that are backed by the full faith and credit of the United States Government. The coupon on the underlying loans adjusts annually at the one-year constant maturity index (referred to as one-year CMT) plus 1.5%, with a 1.0% annual reset cap and floor and 5.0% lifetime cap.

         .   FNMA and FHLMC adjustable-rate securities: FNMA and FHLMC ARMs are
             -----------------------------------------
             generally pass-through certificates that are backed by pools of mortgage loans secured by single-family or multi-family residential properties. FNMA and FHLMC are privately-owned U.S. government-sponsored enterprises that guarantee the timely payment of principal and interest due on the underlying pool of mortgages. The coupon on the loans underlying FNMA and FHLMC adjustable-rate securities are generally indexed to the one-year CMT or LIBOR. The coupon on such loans adjusts at least annually and generally has a 2.0% annual reset cap and floor and a 6.0% lifetime cap.

         .   FNMA and FHLMC hybrid adjustable-rate securities: These securities,
             ------------------------------------------------
             referred to as hybrid ARMs, are backed by pools of mortgage loans that have a fixed rate for an initial period of time, typically 3-5 years from issuance, and thereafter become adjustable-rate loans indexed at a margin to the one-year CMT with a 2.0% annual reset cap and floor and 6.0% lifetime cap.

         .   Fixed-rate and other securities: Fixed-rate securities are
             -------------------------------
             securities with stated interest rates that remain fixed for the life of the security. Other securities include other adjustable-rate mortgage securities backed by loans that have interest rates indexed to the one-year CMT or LIBOR, mortgage pass-through securities, collateralized mortgage obligations
             (CMOs), adjustable-rate mortgage loans, and other real estate related investments.

         Interest rates on loans underlying adjustable-rate pass-through certificates are based on indices that adjust periodically. Typical indices include:

         .   One-year CMT: The one-year CMT is the weekly average yield of
             ------------
             constant maturity one-year treasury bonds as published by the Federal Reserve in its H15 report at the start of each week.

         .   LIBOR: LIBOR, or London InterBank Offering Rate, is the rate at
             -----
             which international banks offer to place deposits with each other for different maturities, ranging from one day to one year. These rates are updated daily and are often used as benchmarks from which other short-term rates are set.

         Collateralized Mortgage Obligations. Collateralized mortgage obligations, or CMOs, are mortgage securities that are structured into multiple classes, with each class having different principal and interest payment terms and a different stated maturity. Interest and principal on a CMO are paid, in most cases, on a monthly basis and may bear interest at fixed or floating rates. CMOs may be collateralized by whole mortgage loans, but are more typically collateralized by portfolios of mortgage pass-through certificates guaranteed by GNMA, FHLMC or FNMA. Monthly payments of principal, including prepayments, are first returned to investors holding the shortest maturity class; investors holding the longer maturity classes receive principal only after the earlier classes have been retired. We will consider CMOs that are collateralized by mortgage pass-through certificates that are guaranteed by GNMA, FHLMC or FNMA.

Other Mortgage-Related Assets

         Mortgage Derivative Securities. Mortgage derivative securities provide for the holder to receive interest only, principal only, or interest and principal in amounts that are disproportionate to those payable on the underlying mortgage loans. Payments on mortgage derivative securities are highly sensitive to the rate of prepayments on the underlying mortgage loans. In the event of faster or slower than anticipated prepayments on these mortgage loans, the rates of return on mortgage derivative securities representing the right to receive interest only or a disproportionately large amount of interest, or interest only derivatives, would be likely to decline or increase, respectively. Conversely, the rates of return on mortgage derivative securities representing the right to receive principal only or a disproportionate amount of principal, or principal only derivatives, would be likely to increase or decrease in the event of faster or slower prepayments, respectively.

         Mortgage Loans. We may acquire and accumulate mortgage loans as part of our investment strategy until a sufficient quantity has been accumulated for securitization into high-quality mortgage securities in order to enhance their value and liquidity. All mortgage loans, if any, will be acquired with the intention of securitizing them into high-credit quality mortgage securities. Despite our intentions, however, we may not be successful in securitizing these mortgage loans. To meet our investment criteria, mortgage loans acquired by us will generally conform to the underwriting guidelines established by FNMA, FHLMC or other credit insurers. Applicable banking laws generally require that an appraisal be obtained in connection with the original issuance of mortgage loans by the lending institution. We do not intend to obtain additional appraisals at the time of acquiring mortgage loans.

         Mortgage loans may be originated by or purchased from various suppliers of mortgage-related assets throughout the United States, including savings and loans associations, banks, mortgage bankers and other mortgage lenders. We may acquire mortgage loans directly from originators and from entities holding mortgage loans originated by others. Our board of directors has not established any limits upon the geographic concentration of mortgage loans that we may acquire or the credit quality of suppliers of the mortgage-related assets that we acquire.

         Other Investments. We may acquire other investments that include equity securities issued primarily by publicly-traded REITs, interests in mortgage-related collateralized bond obligations, other subordinated interests in pools of mortgage-related assets, commercial mortgage loans and securities, and residential mortgage loans other than high-credit quality mortgage loans.

Competition

         We will compete with a variety of institutional investors including other REITs, insurance companies, mutual funds, pension funds, investment banking firms, banks and other financial institutions that invest in mortgage securities and other investment assets. Many of these investors have greater financial resources and access to lower costs of capital than we do.

Legal Proceedings

         We are not a party to any pending legal proceedings.

                         DESCRIPTION OF ATLANTIC CAPITAL

         Our executive officers have managed the operations of Atlantic Capital Management, Inc., a privately-held mortgage REIT, since it began operations in 1998. Since the third quarter of 2000, Atlantic Capital has used a strategy similar to our strategy described above. Atlantic Capital has financed the acquisition of its investment portfolio through equity capital and reverse repurchase agreements. Since its inception, Atlantic Capital has raised privately approximately $16 million in investment capital and had an investment portfolio of approximately $200 million of mortgage securities at February 28, 2002.

         We present below for illustrative purposes selected information regarding Atlantic Capital for the most recently completed three fiscal years. However, we caution you not to rely on this financial information in making your investment decision since Atlantic Capital is not offering shares of its common stock hereby and we do not and will not have any ownership interest in Atlantic Capital. Past results of Atlantic Capital are not necessarily indicative of our future performance.

                                                                                      Year Ended December 31,
                                                                            --------------------------------------------
                                                                                1999           2000           2001
                                                                                ----           ----           ----
                                                                            (dollars in thousands, except per share data)
Statement of Operations Data:
Interest income                                                             $  1,802         $ 3,078          $  6,299
Interest expense                                                              (1,454)         (2,874)           (4,376)
Net interest income                                                              348             204             1,923
Gain/(loss) on sale of securities                                                 (4)            (78)              205
General & administrative expenses                                                (37)           (178)             (362)
Net income (loss) before minority interest                                  $    307         $   (52)         $  1,766

Balance Sheet Data (at period end):
Mortgage-backed securities                                                  $ 43,959         $62,853          $160,871
Total assets                                                                  46,453          63,286           167,740
Reverse repurchase agreements                                                 42,420          57,623           152,842
Total liabilities, excluding minority interest                                42,560          57,911           153,323
Stockholders' equity, including minority interest                              3,892           5,375            14,417

Other Data (1):
Average earning assets                                                      $ 28,239         $49,622          $112,260
Average borrowings                                                            26,988          46,627           106,956
Average equity, including minority interest                                    2,890           4,568             9,451

Annualized Financial Ratios (1):
General and administrative expenses as a % of average earning assets            0.13%           0.36%             0.32%
Return on average earning assets                                                1.09%          (0.10)%            1.57%
Return on average equity, including minority interest                          10.62%          (1.14)%           18.69%

   _________________
(1) Averaged information is weighted using Atlantic Capital's quarterly financial statements prepared during each year.

         Since commencing its operations, Atlantic Capital has executed its investment strategy in various interest rate environments with a portfolio consisting of adjustable-rate mortgage securities and fixed-rate mortgage securities. During 1999, its first full year of operation, in a rising interest rate environment, Atlantic Capital generated a 10.6% return on average equity with a portfolio consisting of seven-year fixed-rate balloon securities and one-year ARMs. In early 2000, short-term interest rates rose higher than intermediate and longer-term interest rates, which resulted in an inverted yield curve. As a result of the inverted yield curve, a portfolio with a heavier allocation in seven-year fixed-rate balloon securities than in one-year ARMs, and increased expenses related to the expansion of its business, Atlantic Capital experienced a 1.1% loss on average equity during 2000. In an effort to generate more consistent operating results in changing interest rate environments, beginning in the third quarter of 2000, Atlantic Capital shifted its asset allocation strategy to a portfolio consisting solely of one-year ARMs and completed this re-allocation by the end of the second quarter of 2001. Since that time, Atlantic Capital's portfolio has consisted solely of one-year ARMs. Falling short-term interest rates resulted in a steep positively-sloping yield curve during 2001, which contributed to a significantly higher return on average equity for the year. In 2001, while more than doubling total assets and stockholders' equity, principally as a result of new investment capital, Atlantic Capital generated an 18.7% return on average equity with a portfolio consisting primarily of one-year ARMs.

         Throughout the past three years, a substantial amount of Atlantic Capital's investment portfolio has consisted of mortgage securities that bear interest at adjustable rates based on prevailing one-year CMT rates, while substantially all of its borrowings bear interest based on prevailing 30-day LIBOR rates. The following graph illustrates the changes in the one-year CMT, 30-day LIBOR and the 10-year treasury rate during the three-year period ended December 31, 2001. However, this graph does not illustrate the spread between Atlantic Capital's interest income and interest expense during the three-year period.

                                     [GRAPH]

         We caution you not to rely on the historical results of Atlantic Capital in making your investment decision. Because earnings are so significantly affected by the composition of mortgage investments and changes in interest rates, historical results of operations for any prior period are not indicative of results that should be expected for any subsequent period. In addition, since Atlantic Capital is a privately-held company, its operating expenses are substantially lower than the expenses required to operate a public company.

         Our executive officers will continue to serve as executive officers and directors of Atlantic Capital. However, our officers intend to devote a majority of their time to our business. See "Conflicts of Interest."

                                   MANAGEMENT

Executive Officers and Directors

         The following table sets forth information regarding our executive officers and directors and those persons who will become directors immediately after consummation of this offering:

Name                  Age   Position
----                  ---   --------
Michael R. Hough      41    Chief Executive Officer and Chairman of the Board
                            of Directors
Benjamin M. Hough     37    President, Chief Operating Officer, Interim Chief
                            Financial Officer and Director
William H. Gibbs      42    Executive Vice President, Chief Investment Officer
                            and Director
Patrick J. Rearden*   44    Director
David W. Berson*            Director
______________
* Messrs. Rearden and Berson have agreed to serve as directors beginning immediately after the closing of the offering.

         Michael R. Hough is a founder and our Chairman of the Board and Chief Executive Officer. He is responsible for managing all aspects of our operations. He has devoted the past four years to the formation, development, management and growth of a leveraged portfolio of mortgage securities for Atlantic Capital. Before founding Atlantic Capital, he was a founder and senior partner of First Winston Securities, Inc. for 11 years and served as lead trader in mortgage and agency securities as well as in financial institution sales. Prior to that, Mr. Hough worked on the funding desk and was a fixed income trader for Wachovia Bank N.A. Mr. Hough graduated in 1983 from Wake Forest University with a B.S. in economics. Michael Hough is the brother of Benjamin Hough, our President and Chief Operating Officer.

         Benjamin M. Hough is a founder and our President, Chief Operating Officer and a director. He is responsible for our day-to-day activities. He became an executive officer of Atlantic Capital in February 2002 and has served as a director of Atlantic Capital since its formation. Prior to joining Atlantic Capital, he was Vice President of BB&T Capital Markets and was responsible for its Winston-Salem, North Carolina operations. While at BB&T Capital Markets, he advised institutional clients in the management of their fixed-income investment portfolios. Prior to that, he served as Vice President of fixed income trading and sales for NationsBanc Capital Markets in Washington, D.C. Mr. Hough graduated in 1987 from the University of North Carolina at Chapel Hill with a B.A. in economics. Benjamin Hough is the brother of Michael Hough, our Chairman and Chief Executive Officer.

         William H. Gibbs is a founder and our Executive Vice President, Chief Investment Officer and a director. He is the investment portfolio manager and is responsible for executing our investment and financing strategies. Mr. Gibbs has served as a director of Atlantic Capital since its formation. Until _________, he was a Senior Vice President of institutional sales and trading for BB&T Capital Markets and responsible for their Baltimore-Washington Region. Prior to that, Mr. Gibbs served as Managing Director of First National Bank of Maryland Capital Markets where he advised over 50 financial institutions in the management of their fixed-income investment portfolios and asset/liability and interest rate risk management strategies. Mr. Gibbs graduated from Towson University in 1982 with a B.S. in economics and finance.

         David W. Berson has agreed to serve as a director immediately after consummation of this offering. Mr. Berson has served as Vice President and Chief Economist for FNMA since ______. He is responsible for forecasting and analyzing the economy, interest rates and the housing and mortgage finance markets. Dr. Berson is a past president of the National Association of Business Economists
(NABE) and currently serves on its board of directors. Before joining FNMA, Dr. Berson was Senior Economist at the U.S. League of Savings Institutions; Chief Financial Economist at Wharton Econometrics; Visiting Scholar at the Federal Reserve Bank of Kansas City; and Assistant Professor of Economics at Claremont McKenna College and Claremont Graduate School. Dr. Berson graduated from Williams College with a B.A. in history and economics. He also holds a Ph. D. in economics and a Master of Public Policy from the University of Michigan.

         Patrick J. Rearden has agreed to serve as a director immediately after consummation of this offering. Mr. Rearden has served on the board of directors of Atlantic Capital since June 2001. In 1989, he founded American Processing, Inc., a reverse distribution management company in the grocery industry, and served as its president until he sold the company in 1999. Prior to 1989, Mr. Rearden was Vice President of Operations for Inmar Enterprises, Inc., a computer services company. Mr. Rearden graduated from the University of North Carolina at Chapel Hill with a B.A. in business administration.

         Following consummation of this offering, we expect to employ a full-time chief financial officer. We currently are interviewing candidates to fill the position of chief financial officer. The chief financial officer will be responsible for, among other things, managing our internal accounting system and coordinating the preparation of our annual, quarterly and periodic filings with the SEC. In addition, we expect to appoint two additional independent persons to our board of directors immediately after the closing of this offering.

Director Compensation

         We intend to pay non-employee directors fees for their services as directors. During 2002, non-employee directors will receive annual compensation of $10,000 plus a fee of $1,000 (plus out-of-pocket expenses) for attendance in person at each meeting of the board of directors, $500 for each committee meeting attended and $250 for each telephone meeting of the board of directors or a committee. Our officers who are directors are not paid any director fees.

Audit Committee

         The audit committee of the board of directors will consist of three independent directors. The audit committee will make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans and results of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of our internal accounting controls.

Compensation Committee

         The compensation committee of the board of directors will consist of two independent directors. The compensation committee will determine compensation for our executive officers and implement our 2002 Long-Term Incentive Plan.

Executive Compensation

         We have entered into employment agreements with each of our executive officers, to be effective upon consummation of this offering. See "--Employment Agreements." The employment agreements provide for annual salaries to Michael Hough, Benjamin Hough and William Gibbs. Michael Hough's employment agreement provides for a base salary of $300,000; Benjamin Hough's employment agreement provides for a base salary of $250,000; and William Gibbs' employment agreement provides for a base salary of $250,000. Base salary will be reviewed annually by our board of directors and upon the raising of additional equity capital. Subject to the terms of the employment agreement, base salary can also be lowered at the board's discretion based upon our cash flow needs.

         In addition to base salary, our board of directors will establish a bonus incentive compensation plan for our executive officers. This program will permit our board of directors, in its discretion, to grant annual awards to executive officers out of a predetermined bonus pool. Such awards can be paid in cash or in equity-based incentives under our 2002 Long-Term Incentive Plan or a combination thereof.

Employment Agreements

         As discussed above, we have entered into employment agreements with Michael Hough, Benjamin Hough and William Gibbs. Each employment agreement provides for a term through December 31, 2004 and will be automatically extended for an additional year at the end of each year of the employment agreement, unless either party provides a prescribed prior written notice to the contrary. Each employment agreement provides for the initial annual base salary set forth above under "--Executive Compensation" and for participation by the subject officer in the 2002 Long-Term Incentive Plan. Each employment agreement provides for the subject officer to receive his base salary and bonus compensation for the remainder of the existing term of the agreement in the case of resignation for "good reason" or termination of employment without cause. Each employment agreement provides for the subject officer to receive his base salary to the date of the termination of employment by reason of resignation without "good reason" or termination of employment for cause.

         Under our employment agreements, upon a "Change of Control," each of our executive officers is entitled to receive a severance amount in the event that we terminate such officer's employment without cause, or if the subject officer resigns for "good reason." In such event, the severance amount, 50% payable immediately and 50% payable in monthly installments over the succeeding twelve months, would be equal to three times the greater of such officer's combined maximum salary base and actual bonus compensation for the preceding fiscal year or the average for the three preceding years of such officer's combined actual base salary and bonus compensation. Notwithstanding the preceding sentence, in no event would a subject officer's severance amount be less than $250,000 or more than 1% of our book equity value (exclusive of valuation adjustments). In addition, all outstanding options and other awards granted to the subject officer under the 2002 Long-Term Incentive Plan shall immediately vest upon a Change of Control. "Change of Control" for purposes of the agreements would include a merger or consolidation in which we are not the surviving entity or in which our stockholders own less than a 50% interest, a sale of all or substantially all of our assets other than in the ordinary course of business, changes in the identity of a majority of the members of our board of directors (other than due to the death or disability of a director) or acquisitions of more than 30% of the combined voting power of our capital stock, subject to certain limitations. Section 280G of the Internal Revenue Code generally limits the deductibility of payments made in connection with a Change of Control for Federal income tax purposes. We intend, however, to reduce the amount of the severance payments and the accelerated vesting of stock-based awards described above to the largest amount that will result in no portion of our deduction being disallowed under Section 280G.

     Each agreement requires that the subject officer act in accordance with provisions of Maryland law relating to corporate opportunities as described under the caption "--Conflicts of Interest." Each employment agreement also contains a "non-compete" provision prohibiting the subject officer from managing, controlling, participating in or operating a mortgage REIT for a period of one year following termination of employment following our termination of the subject officer's employment without cause or resignation of the subject officer for "good reason." Providing services to Atlantic Capital and any entity that manages the assets of Atlantic Capital is expressly excluded from operation of the "non-compete" provision.

2002 Long-Term Incentive Plan

     Our 2002 Long-Term Incentive Plan was adopted by the board of directors and approved by our stockholders prior to consummation of this offering. The purpose of the incentive plan is to promote our success and enhance our value by linking the personal interests of participants to those of the stockholders, and by providing such persons with an incentive for outstanding performance.

     The incentive plan authorizes the granting of awards to employees, officers, consultants, and directors in the following forms:

     . options to purchase shares of common stock, which may be incentive stock options or non-qualified stock options under the Internal Revenue Code;

     . stock appreciation rights, which give the holder the right to receive the difference between the fair market value per share on the date of exercise over the grant price;

     . performance units, which are payable upon the attainment of certain performance goals;

     . restricted stock, which is subject to restrictions on transferability and other restrictions set by the board of directors; and

     . other stock-based awards in the discretion of the board of directors, including outright stock grants.

     The number of shares reserved and available for awards or which may be used to provide a basis of measurement for or to determine the value of an award (such as with a stock appreciation right or a performance share) issued under the incentive plan initially is 500,000 shares, plus an annual increase to be added on the last day of our fiscal year in each year, beginning in 2002, equal to the lesser of the following:

     . the number of shares necessary to bring the total number of shares available for future grants under the incentive plan to 5.0% of the outstanding shares of common stock on such date; or

     .    a lesser amount determined by our board of directors.

     If in the future the number of shares available for issuance under the plan exceeds 1.5 million shares, then not more than 1.5 million shares may be granted in the form of incentive stock options. In the event that any outstanding award for any reason expires or is terminated prior to the end of the period during which awards may be granted, the unexercised shares will again be available for grant under the incentive plan.

     The incentive plan is administered by the compensation committee of our board of directors. The compensation committee has the power and authority to:

     .    designate participants;
     . determine the type or types of awards to be granted to each participant and their terms and conditions;
     . accelerate the vesting, exercisability or lapse of restrictions of any outstanding award;
     . establish, adopt, or revise any rules and regulations necessary or advisable to administer the incentive plan; and
     . make all other decisions and determinations that may be required under the incentive plan.

     All options or awards must be evidenced by a written agreement with the participant, which will include the provisions specified by the compensation committee. The exercise price for any option will not be less than the fair market value of our common stock as of the date of the grant.

     Under section 162(m) of the Internal Revenue Code, a public company may not deduct compensation in excess of $1 million paid to its chief executive officer and the four next most highly compensated executive officers. The incentive plan is designed to comply with section 162(m) of the Internal Revenue Code so that the grant of options and stock appreciation rights under the incentive plan, and other awards, such as performance shares, that are conditioned on the performance goals described in the incentive plan, will be excluded from the calculation of annual compensation for purposes of section 162(m) of the Internal Revenue Code and will be fully deductible. In order to qualify for this exclusion, once we are subject to section 162(m) of the Internal Revenue Code and our initial reliance period ends, the incentive plan will be subject to the following restrictions:

     . no more than 500,000 shares may be granted during any one calendar year to any one participant under the incentive plan in the form of options and/or stock appreciation rights in the aggregate, plus an additional 500,000 shares if the grant is made in connection with his or her initial employment; and

     . no more than $5 million fair market value of any other awards with such value determined at the grant date (less any consideration paid by the participant for such award) may be granted to any one participant during any one calendar year under the incentive plan.

     In order to comply with section 162(m) of the Internal Revenue Code, the board of directors also may determine that any award will be determined solely on the basis of one or more of the following goals:

     . our achievement of a specified target return, or target growth in return, on equity or assets;
     .    our stock price;
     . our achievement of a specified target, or target growth, in revenue, net income, FFO or FFO per share; or
     .    any combination of the above.

     The compensation committee reserves the right for any reason to reduce (but not increase) any award, even if a specified goal is achieved. If an award is made on such basis, the board of directors must establish goals prior to the beginning of the period for which such performance goal relates (or such later date as may be permitted under section 162(m) of the Internal Revenue Code). Any payment of an award granted with performance goals will be conditioned on the written certification of the compensation committee in each case that the performance goals and any other material conditions were satisfied.

     In the event of an extraordinary corporate transaction (including any stock dividend, stock split, merger, spin-off or related transaction), the share authorization limits and restrictions described above will be adjusted proportionately, and the compensation committee may adjust awards to preserve their benefits or potential benefits.

     No award may be granted under the incentive plan after the second day following our annual stockholders' meeting in 2012, but awards granted before that date will remain in effect in accordance with their terms. In addition, the board of directors may at any time terminate, amend, or modify the incentive plan without stockholder approval, although the board of directors may condition any amendment on stockholder approval if necessary or advisable with respect to tax, securities or other applicable laws. No termination, amendment or modification of the incentive plan may adversely affect any award previously granted under the incentive plan without the participant's consent. However, the board of directors may amend, modify or terminate any outstanding award without approval of the participant, subject to the terms of the award agreement, as long as such amendment, modification, or termination does not, without the participant's consent, reduce or diminish the value of the award determined as if the award had been exercised, vested, cashed in (at the spread value in the case of options) or otherwise settled on the date of such amendment or termination.

     The following table sets forth information regarding restricted stock to be granted to our executive officers under the 2002 Long-Term Incentive Plan upon consummation of this offering. The values do not reflect diminution of value attributable to the restrictions applicable to the shares of restricted stock. If and until our stockholders' equity exceeds $80 million, all of the shares of restricted stock will vest one-tenth on each anniversary of the date of grant. At the time that our stockholders' equity first exceeds $80 million, if ever, the remaining unvested shares of restricted stock will thereafter vest one-fifth on each successive anniversary of the date of grant. Dividends will be paid on all restricted stock, whether or not vested, at the same rate and on the same date as on shares of our common stock.

                                     Total Shares of          Value Based on
     Name                            Restricted Stock     Initial Offering Price
     ----                            ----------------     ----------------------
     Michael R. Hough                     30,000                 $300,000
     Benjamin M. Hough                    30,000                 $300,000
     William M. Gibbs                     30,000                 $300,000


                              CONFLICTS OF INTEREST

     Michael Hough, our Chairman of the Board and Chief Executive Officer, Benjamin Hough, our President and Chief Operating Officer and William Gibbs, our Executive Vice President and Chief Investment Officer, will each continue to serve as an executive officer and director of Atlantic Capital. However, our officers intend to devote a majority of their time to our business.

     These responsibilities may create conflicts of interest if such members of management are presented with corporate opportunities that may benefit both us and Atlantic Capital. Our officers generally are prohibited under the terms of their employment agreements from acting to benefit another person or company when making decisions regarding corporate opportunities for our company.

     However, when our officers learn of an opportunity to invest our assets, their employment agreements with us permit them to direct the opportunity to Atlantic Capital if in their judgment such investment would be more suitable for the other entity. In making such determination, management will consider the investment strategy and guidelines of each entity with respect to acquisition of assets, leverage, liquidity and other factors which management determines appropriate.

     Generally, under Maryland law, a director or officer of a corporation may not take for himself an opportunity that in fairness ought to belong to the corporation. Our executive officers are required under the terms of their employment agreements to disclose to our independent directors from time to time their compensation arrangements with Atlantic Capital and any entity that manages the assets of Atlantic Capital so that our board of directors will know if they may have a personal financial incentive to direct an opportunity to Atlantic Capital. Based upon their disclosure regarding their current compensation from Atlantic Capital, we believe that their existing compensation arrangements with us and with Atlantic Capital would not create such a financial incentive.

     We cannot provide any assurances that such conflicts will not arise, and if they do arise, that such conflicts will result in decisions which are not in the best interest of our stockholders. We believe the risk of actual conflicts will be mitigated for the following reasons:

     . We expect that Atlantic Capital will have significantly fewer assets than we will, and as a result Atlantic Capital will likely seek investments in smaller denominations than we will.

     . Atlantic Capital commenced operations nearly four years ago, and its portfolio is more mature than our expected portfolio and, as a result, has differing coupon, leverage and maturity needs than we expect to have initially.

     We share with Atlantic Capital office space and office equipment. Pursuant to an overhead sharing agreement, certain costs are shared equally between us and Atlantic Capital. Our independent directors will periodically review our overhead sharing arrangements with Atlantic Capital to ensure that such arrangements are on an arm's-length basis and to ensure compliance with the REIT provisions of the Internal Revenue Code.

                               SECURITY OWNERSHIP

     The following table sets forth the beneficial ownership of our common stock as of the date of this prospectus, and as adjusted to reflect the sale of common stock being offered hereby, for each person or group known to us to be holding more than 5% of our common stock, for each director and for our directors and officers as a group. To our knowledge, each person that beneficially owns our shares has sole voting and dispositive power with regard to such shares.

                                               Before Offering                      After Offering
                                               ---------------                      --------------
                                       Number of Shares     Percent of     Number of Shares     Percent of
  Name of Beneficial Owner            Beneficially Owned    All Shares    Beneficially Owned    All Shares
  ------------------------            ------------------    ----------    ------------------    ----------
  Michael R. Hough (1)                      100               100.0%            35,100              *
  Benjamin M. Hough (2)                      --                  --             35,000              *
  William H. Gibbs (3)                       --                  --             35,000              *
  All directors and executive
  officers as a group                       100               100.0%           105,100            2.0%

-------------
* Less than 1%.

(1) The number of shares beneficially owned after the offering includes 5,000 shares of our common stock to be acquired at the initial public offering price simultaneously with the consummation of this offering and 30,000 shares of restricted stock to be issued pursuant to the 2002 Long-Term Incentive Plan.

(2) The number of shares beneficially owned after the offering includes 5,000 shares of our common stock to be acquired at the initial public offering price simultaneously with the consummation of this offering and 30,000 shares of restricted stock to be issued pursuant to the 2002 Long-Term Incentive Plan.

(3) The number of shares beneficially owned after the offering includes 5,000 shares of our common stock to be acquired at the initial public offering price simultaneously with the consummation of this offering and 30,000 shares of restricted stock to be issued pursuant to the 2002 Long-Term Incentive Plan.

                          DESCRIPTION OF CAPITAL STOCK

General

     As of the date of this prospectus, our authorized capital stock was as follows:

                                    Number of Shares         Number of Shares
     Class of Stock                    Authorized              Outstanding
     --------------               --------------------     --------------------
     Common Stock                     100,000,000                    100
     Preferred Stock                   10,000,000                     --
                                  --------------------     --------------------
              Total                   110,000,000                    100

     The following is a summary of our common stock and preferred stock. The summary does not restate our charter and provisions of applicable law. We have filed a copy of our charter as an exhibit to the registration statement that includes this prospectus.

Common Stock

     Subject to the preferences of any preferred stock that we issue in the future, holders of our common stock will be entitled to receive distributions as declared by our board of directors. In any liquidation, each outstanding share of common stock entitles its holder to share (based on the percentage of shares held) in the assets that remain after we pay our liabilities and any preferential distributions owed to preferred stockholders.

     Holders of common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Unless a law requires otherwise, and except as our charter may provide with respect to any series of preferred stock that we may issue, the holders of common stock will possess exclusive voting power. See "--Ownership Limitations and Restrictions on Transfer." There is no cumulative voting in the election of directors. This means that the holders of a majority of the voting stock can elect all of the directors and the holders of the remaining voting stock could not elect any director.

     As a common stockholder in the company, you will have no conversion, sinking fund or redemption rights or preemptive rights. A conversion feature permits a stockholder to convert his shares to a different security, such as debt or preferred stock. A redemption right permits a stockholder to redeem his shares (for cash or other securities) at some point in the future. Sometimes a redemption right is paired with an obligation of the company to create an account into which such company must deposit money into to fund the redemption (i.e., a sinking fund). Preemptive rights are rights granted to stockholders to subscribe for their pro rata percentage of any other securities we may offer in the future.

     We will furnish you with annual reports containing audited consolidated financial statements. The financial statements will contain an opinion of our independent public accountants. We will also furnish you quarterly reports for the first three quarters of each year. These reports will contain unaudited financial information.

     All common stock will have equal distribution, liquidation and voting rights.

         We intend to apply for listing of our common stock on the American Stock Exchange. The transfer agent and registrar for our common stock is
__________________________.

Preferred Stock

         We are authorized to issue 10 million shares of preferred stock, $.01 par value. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors, without further action by our stockholders, and may include voting rights, preferences as to dividends and liquidation, conversion, redemption rights and sinking fund provisions. Our board of directors could authorize terms that could discourage a takeover or other transaction that might be in the common stockholders' best interests. There are currently no shares of preferred stock outstanding.

Ownership Limitations and Restrictions on Transfers

         To maintain our REIT qualification, beginning with our second taxable year as a REIT, not more than 50% in value of our outstanding stock may be owned directly or indirectly by five or fewer individuals (including certain entities treated as individuals for these purposes) during the last half of a taxable year and at least 100 persons must beneficially own our outstanding stock for at least 335 days per 12-month taxable year (or during a proportionate part of a shorter taxable year). See "Federal Income Tax Consequences of Our Status as a REIT - Requirements for Qualification - Organizational Requirements." To help ensure we meet these tests, our charter provides that no person may directly or constructively own more than 9.8% of our issued and outstanding capital stock. For purposes of this provision, we treat corporations, partnerships, groups within Section 13(d)(3) of the Securities Exchange Act of 1934 and other entities as single persons. The board of directors has discretion to waive this ownership limit if the board receives evidence that ownership in excess of the limit will not jeopardize our REIT status.

         The restrictions on transferability and ownership will not apply if the Board of Directors and the stockholders holding two-thirds of our outstanding shares of capital stock determine that it is no longer in our best interest to be a REIT. We have no current intention to seek to change our REIT tax status.

         All certificates representing shares of common stock bear a legend referring to the restrictions described above.

         If you own more than 5% of our common stock or preferred stock, you must file a written response to our request for stock ownership information, which will be mailed to you no later than January 30 of each year. This notice should contain your name and address, the number of shares of common stock or preferred stock you own and a description of how you hold the shares. In addition, you will be required, if we ask, to disclose to us in writing any information we need in order to determine the effect of your ownership of such shares on our status as a REIT.

         These ownership limitations could have the effect of precluding a third party from obtaining control over our company unless our board of directors and our stockholders determine that maintaining REIT status is no longer desirable.

Limitations of Liability and Indemnification of Directors and Officers

         Maryland general corporation law and our charter exculpate each director and officer in actions by us or by stockholders in derivative actions from liability unless the director or officer has received an improper personal benefit in money, property or service or he has acted dishonestly, as established by a final judgment of a court.

         The charter also provides that we will indemnify a present or former director or officer against expense or liability in an action to the fullest extent permitted by Maryland law. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses they incur in connection with any proceeding to which they are a party because of their service as an officer, director or other similar capacity. However, Maryland law prohibits indemnification if it is established that:

         . the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

         . the director or officer actually received an improper personal benefit in money, property or services; or

         . in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

         The exculpation and indemnification provisions in the charter have been adopted to help induce qualified individuals to agree to serve as officers and directors of our company by providing a degree of protection from liability for alleged mistakes in making decisions and taking actions. Such exculpation and indemnification provisions have been adopted, in part, in response to a perceived increase in stockholders' litigation alleging director and officer misconduct. You should be aware, however, that these provisions in our charter and Maryland law give you a more limited right of action than you otherwise would have in the absence of such provisions.

         The above indemnification provisions could operate to indemnify directors, officers or other persons who exert control over us against liabilities arising under the Securities Act of 1933. Insofar as the above provisions may allow that type of indemnification, the SEC has informed us that, in their opinion, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Business Combinations

         Pursuant to our charter and the Maryland general corporation law, we cannot merge into or consolidate with another corporation or enter into a statutory share exchange transaction in which we are not the surviving entity or sell all or substantially all of our assets unless the board of directors adopts a resolution declaring the proposed transaction advisable and a majority of the stockholders voting together as a single class approve the transaction. Maryland law prohibits stockholders from taking action by written consent unless the consent of all stockholders is obtained. The practical effect of this limitation is that any action required or permitted to be taken to be taken by our stockholders may only be taken if it is properly brought before an annual or special meeting of stockholders, unless the consent of all stockholders is obtained. Our bylaws further provide that in order for any matter to be considered properly brought before a meeting, a stockholder must comply with requirements regarding advance notice to us. The foregoing provisions could have the effect of delaying until the next annual meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would likely be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting, and not by written consent.

         The Maryland general corporation law also establishes special requirements with respect to business combinations between Maryland corporations and interested stockholders unless exemptions are applicable. Among other things, the law prohibits for five years a merger and other similar transactions between a company and an interested stockholder and requires a supermajority vote for such transactions after the end of the five-year period.

Control Share Acquisitions

         The Maryland general corporation law also provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror or by officers or directors who are not employees of the corporation. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, or to acquisitions approved or exempted by our charter or bylaws. Our bylaws do not contain a provision exempting from the control share acquisition statute any stock acquired by any person.

Classification of Board of Directors, Vacancies and Removal of Directors

         The directors on our board of directors elected by the holders of our common stock are divided into three classes, and each of these directors serves for a three-year term. The current terms of the three classes expire in 2003, 2004 and 2005, respectively. A director elected by the stockholders may be removed only for cause by the affirmative vote of two-thirds vote of our outstanding common stock. These staggered terms of our board may discourage offers for the company or make an acquisition of the company more difficult, even when an acquisition is in the best interest of the stockholders.

         Our bylaws provide that any vacancy on our board of directors is filled exclusively by a majority of the remaining directors. In addition, our bylaws provide that only the board of directors may increase or decrease the number of persons serving on the board of directors. Furthermore, our charter provides that a director may be removed at any time only for cause upon the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors, but only by a vote taken at a stockholder meeting. These provisions preclude stockholders from removing incumbent directors, except for cause and upon a substantial affirmative vote, and filling the vacancies created by such removal with their own nominees.

Amendment of Charter and Bylaws

         Except as set forth below, our charter can be amended only by the affirmative vote of holders of not less than a majority of the outstanding shares of common stock. However, the provisions in the charter relating to the removal of directors and preservation of our REIT status may only be amended by the affirmative vote of holders of not less than two-thirds of our outstanding shares of common stock. Furthermore, as permitted by Maryland law, our board of directors can amend our charter without stockholder approval to change our name or increase the authorized number of shares of capital stock.

             FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT

         The following is a summary of material federal income tax considerations relevant to us and prospective purchasers of our common stock due to our status as a REIT. Alston & Bird LLP has acted as our counsel and has reviewed this summary and is of the opinion that it fairly summarizes the federal income tax consequences that are likely to be material to a holder of our common stock. This discussion is based on the Internal Revenue Code and related Treasury regulations (including temporary and proposed regulations), all as in effect and existing on the date of this prospectus. Legislative, judicial, or administrative changes to or interpretations of those provisions may be forthcoming and those changes or interpretations could alter or modify the discussion set forth below, possibly on a retroactive basis. The summary is not intended to represent a detailed description of the federal income tax consequences applicable to a particular stockholder in view of such stockholder's particular circumstances, nor is it intended to represent a detailed description of the federal income tax consequences applicable to certain types of stockholders subject to special treatment under the federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers). Accordingly, this summary is for general purposes only and is not tax advice.

         Each investor is advised to consult his or her own tax advisor regarding the tax consequences to him or her of the purchase, ownership, and sale of the offered stock, including the federal, state, local, foreign, and other tax consequences of such purchase, ownership, or sale and of potential changes in applicable tax laws.

General

         Beginning with our initial taxable year ending December 31, 2002, we intend to elect to be taxed as a REIT under sections 856 through 860 of the Internal Revenue Code. We believe that we are organized in a manner so as to qualify for taxation as a REIT under the Internal Revenue Code, and we intend to operate in a manner that will permit us to qualify as a REIT. However, we can provide no assurance that we will, at all times, qualify as a REIT.

         In the opinion of Alston & Bird LLP, we are organized in a manner so as to qualify as a REIT, and our proposed method of operation will enable us to qualify as a REIT for our taxable year ending December 31, 2002 and in the future. Investors should be aware that Alston & Bird LLP's opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the future conduct of our business, and is not binding upon the Internal Revenue Service or any court. In addition, Alston & Bird LLP's opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws.

         The sections of the Internal Revenue Code relating to the qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Internal Revenue Code sections that govern the federal income tax treatment of a REIT

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

and its stockholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, relevant rules and regulations and administrative and judicial interpretations of Internal Revenue Code provisions and regulations. We have not requested a ruling from the IRS with respect to any issues relating to our qualification as a REIT. Therefore, we can provide no assurance that the IRS will not challenge our REIT status.

Federal Income Taxation

         If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on that portion of our ordinary income or capital gain that we currently distribute to our stockholders. The REIT provisions of the Internal Revenue Code generally allow a REIT to deduct distributions paid to its stockholders, substantially eliminating the federal "double taxation" on earnings (once at the corporate level when earned and once again at the stockholder level when distributed) that usually results from investments in a corporation. Nevertheless, we will be subject to federal income tax as follows:

         First, we will be taxed at regular corporate rates on our undistributed REIT taxable income, including undistributed net capital gains. We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain and would receive a credit or refund for its proportionate share of the tax we paid.

         Second, we may be subject to the "alternative minimum tax" as a consequence of our items of tax preference under certain circumstances.

         Third, if we have net income from the sale or other disposition of "foreclosure property" held primarily for sale to customers in the ordinary course of business or other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income. Foreclosure property is generally defined as property acquired through foreclosure or after a default on a loan secured by the property or on a lease of the property.

         Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property that is held primarily for sale to customers in the ordinary course of business but that is not foreclosure property and which generally include REMIC securitizations of mortgage loans), we will be subject to a 100% tax on such income.

         Fifth, if we fail to satisfy either the 75% gross income test or the 95% gross income test (discussed below) but nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a 100% tax on (1) the greater of the amount by which (a) we fail the 75% test or (b) 90% of our gross income exceeds the sources of our gross income that satisfy the 95% test, multiplied by (2) a fraction intended to reflect our profitability.

         Sixth, if we fail to distribute each year at least the sum of:

         (1)      85% of our REIT ordinary income for such year;

         (2)      95% of our REIT capital gain net income for such year; and

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         (3)   any undistributed taxable income from prior periods,

then we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

         Seventh, if we acquire any asset from a corporation generally subject to full corporate-level tax in a merger or other transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of such corporation and we subsequently recognize gain on the disposition of such asset during the 10-year period beginning on the date on which we acquired the asset, then we generally will be subject to tax at the highest regular corporate rate, on the lesser of (1) the amount of gain that we recognize at the time of the sale or disposition and (2) the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset. Pursuant to recently issued Treasury regulations, for transactions occurring after January 2, 2002, no election is necessary to defer recognition of built-in gain associated with assets acquired from a C corporation.

         Eighth, we could be subject to a 100% excise tax if our dealings with any taxable REIT subsidiaries are not at arm's length.

Requirements for Qualification

         To qualify as a REIT, we must elect to be treated as a REIT and must meet the requirements, discussed below, relating to our organization, sources of income, the nature of our assets and the amount of our distributions.

         Organizational Requirements. The Internal Revenue Code defines a REIT as a corporation, trust, or association that:

         (1)   is managed by one or more trustees or directors;

         (2) uses transferable shares or transferable certificates to evidence beneficial ownership;

         (3) would be taxable as a domestic corporation but for sections 856 through 860 of the Internal Revenue Code;

         (4) is neither a financial institution nor an insurance company within the meaning of the applicable provisions of the Internal Revenue Code;

         (5)   has at least 100 persons as beneficial owners;

         (6) during the last half of each taxable year, is not closely held, i.e., not more than 50% of the value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals, including certain entities treated as individuals for these purposes;

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

         (7) files an election or continues such election to be taxed as a REIT on its return for each taxable year;

         (8)      uses a calendar year for federal income tax purposes; and

         (9) satisfies the income, asset and distribution tests described below.

         The Internal Revenue Code provides that conditions (1) through (4) must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Our Articles of Incorporation currently include certain restrictions regarding transfers of our common stock, which are intended (among other things) to assist us in continuing to satisfy conditions (5) and (6) noted above.

         A corporation that is a "qualified REIT subsidiary" is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which is owned by the REIT and that is not a "taxable REIT subsidiary." Thus, in applying the requirements described herein, any "qualified REIT subsidiary" that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

         In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we own or will acquire an interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

         REITs are permitted to own up to 100% of the stock of one or more "taxable REIT subsidiaries" ("TRSs"). A TRS is a fully taxable corporation that is permitted to engage in activities and earn income that might cause the related REIT to lose its REIT status. We do not currently have any TRSs but we may form or acquire one or more TRSs in the future.

         Income Tests. To maintain qualification as a REIT, we must meet two gross income requirements annually. First, we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions) from investments relating to real property, including investments in other REITs and mortgages on real property. Qualifying income includes "rents from real property," interest on debt secured by mortgages on real property or on interests in real property, dividends or other distributions on, and gain from the sale of, shares in other REITs, gain from the sale of real property or mortgage loans, and interest or dividend income from the investment of the net proceeds of stock offerings or certain long-term debt issuances derived during the one-year period following the applicable offering or issuance. Second, we must derive at least 95% of our gross income (excluding gross income from prohibited transactions) from the real property investments described in the preceding

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sentence or from other types of dividends and interest, gain from the sale or disposition of stock or securities, or income from qualified hedging transactions (or from any combination of the foregoing).

         Interest will qualify as interest on obligations secured by mortgages on real property or on interests in real property in satisfying the gross income requirements for a REIT described above only if several conditions are met.

         First, for purposes of the gross income requirements, interest includes only amounts that represent compensation for the use or forbearance of money, and does not include a charge for services. Second, subject to certain exceptions, interest does not include amounts received or accrued, directly or indirectly, if the amount depends, in whole or in part, on the income or profits of any person. One exception to this rule is that amounts may be based on a fixed percentage or percentages of the gross receipts or sales of a person, and still constitute interest for these purposes. The second exception would be available if the REIT receives or accrues amounts that would be excluded from interest because the borrower receives or accrues an amount based on the income or profits of any person; in such case, only a proportionate part of the amount received or accrued by the REIT is excluded from being treated as interest. Third, if the borrower derives substantially all of its gross income with respect to the property subject to the mortgage from the leasing of its property to tenants, an amount based on the net income or profits of the borrower may be treated as interest if the borrower receives or accrues amounts that would qualify as rents from real property had such amounts been received by the REIT.

         Interest on obligations secured by mortgages on real property or on interests in real property will be treated as qualifying income to the extent that the fair market value of the property that secures the loan has a value greater than or equal to the highest principal amount, including accrued interest, of such loan outstanding during the taxable year. To the extent the fair market value of such property at the time of our origination or acquisition of the loan is less than the highest principal amount, including accrued interest, of such loan outstanding during the taxable year, only a proportionate part of the interest on such loan shall be treated as qualifying income for purposes of the 75% gross income test. All of the interest income from the loan will be qualifying income for purposes of the 95% gross income test. If a loan contains a provision that entitles a REIT to a percentage of the borrower's gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property's value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

         In addition, interest includes income from a REMIC, as long as at least 95% of the assets of the REMIC are interests in real property. If less than 95% of the assets of a REMIC consist of qualifying real estate assets, income received by the REIT will be treated as interest from a mortgage loan in the proportion in which assets of the REMIC consist of real estate assets.

         We do not intend to acquire any real property with the proceeds of this offering, but we may acquire real property or an interest therein in the future. To the extent that we acquire real property or an interest therein, any rent that we receive from the tenants of such real property will qualify as "rents from real property," which is qualifying income for purposes of both gross income tests, only if the following conditions are met:

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         .        First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

         . Second, neither we nor a direct or indirect owner of 10% or more of our stock may own, actually or constructively, 10% or more of a tenant from whom we receive rent.

         . Third, all of the rent received under a lease of real property will not qualify as rents from real property unless the rent attributable to the personal property leased in connection with such lease is no more than 15% of the total rent received under the lease.

         . Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an "independent contractor" who is adequately compensated and from whom we do not derive revenue. However, we may provide services directly to our tenants if the services are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered to be provided for the tenants' convenience. In addition, we may provide a minimal amount of "non-customary" services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS, which may provide customary and noncustomary services to our tenants without tainting our rental income from the related properties.

         A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets is held for sale to customers and that a sale of any of our assets would not be in the ordinary course of its business. Whether a REIT holds an asset primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. We cannot assure you that we will comply with the safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction or that we will avoid owning property that may be characterized as property that we hold primarily for sale to customers in the ordinary course of a trade or business. In particular, if we acquire mortgage loans and subsequently dispose of or securitize those loans in a transaction that is treated as a sale of the loans for Federal income tax purposes, we potentially may incur the 100% tax on sales of dealer property.

         We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify for purposes of the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

         . that is acquired by a REIT as the result of the REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by

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                  agreement or process of law, after there was a default or
                  default was imminent on a lease of such property or on indebtedness that such property secured;

         . for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

         . for which the REIT makes a proper election to treat the property as foreclosure property.

         However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

         . on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

         . on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

         . which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

         From time to time, we intend to enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. To the extent that we enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred to acquire or carry "real estate assets," any periodic income or gain from the disposition of that contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that we hedge with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

         If we fail one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are eligible for relief under a certain provision

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of the Internal Revenue Code. This relief provision generally will be available if: (1) our failure to meet such gross income tests is due to reasonable cause and not due to willful neglect; (2) we attach a schedule of the nature and amount of each item of income to our federal income tax return; and (3) the inclusion of any incorrect information on such schedule is not due to fraud with the intent to evade tax. We, however, cannot state whether in all circumstances we would be entitled to the benefit of this relief provision. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally receive exceeds the limits on such income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. As discussed above, even if this relief provision applies, a 100% tax generally would be imposed with respect to the part of our taxable income that fails the 75% or 95% tests.

         Asset Tests. At the close of each quarter of our taxable year, we also must satisfy the following tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash and cash items (including receivables) and government securities. Second, not more than 25% of the value of our total assets may consist of securities (other than those securities includible in the 75% asset test). Third, not more than 5% of the value of our total assets may consist of securities of any one issuer (other than those of a taxable REIT subsidiary or qualified REIT subsidiary, equity interests in a partnership, and those securities includible in the 75% asset test). Fourth, we may not hold securities (i) possessing more than 10% of the total voting power of the outstanding securities of any one issuer (other than those of a taxable REIT subsidiary or qualified REIT subsidiary, equity interests in a partnership, and securities includible under the 75% asset test) or (ii) possessing a value of more than 10% of the total value of the outstanding securities of any one issuer (other than those of a taxable REIT subsidiary or qualified REIT subsidiary, equity interests in a partnership, securities includible under the 75% asset test, and certain "straight debt" within the meaning of the REIT rules). Fifth, not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

         A mortgage loan will be a qualifying real estate asset for purposes of the 75% asset test if the fair market value of the real property securing the loan equals or exceeds the outstanding principal balance of the mortgage loan. However, if the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, a portion of such loan likely will not be a qualifying real estate asset under the federal income tax laws. The non-qualifying portion of that mortgage loan will be equal to the portion of the loan amount that exceeds the value of the associated real property.

         After initially meeting the asset tests at the close of each quarter, we will not lose our REIT status if we fail to satisfy the asset tests at the end of a later quarter solely because of changes in the market values of our assets. If we fail to satisfy the asset tests because of an acquisition of securities or other property during a quarter, we have the opportunity to cure the failure within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests. We also will take any other actions within 30 days after the close of any quarter as may be required to cure any noncompliance.

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Annual Distribution Requirements

         To qualify for taxation as a REIT, we must meet the following annual distribution requirements.

         We must make distributions (other than capital gain distributions) to our stockholders in an amount at least equal to:

         (a)      the sum of:

                  (1) 90% of our "REIT taxable income" (computed without regard to the dividends paid deduction and by excluding our net capital gain), and

                  (2) 90% of the net income, if any, from foreclosure property in excess of the excise tax on income from foreclosure property,

         minus,

         (b)      the sum of certain items of non-cash income.

         We generally must make these distributions in the taxable year to which they relate. Dividends paid in the subsequent year, however, will be treated as if paid in the prior year for purposes of such prior year's 90% distribution requirement if one of the following two sets of criteria are satisfied: (1) the dividends were declared in October, November, or December, the dividends were payable to stockholders of record on a specified date in such a month, and the dividends were actually paid during January of the subsequent year; or (2) the dividends were declared before we timely file our federal income tax return for such year, the dividends were distributed in the 12-month period following the close of the prior year and not later than the first regular dividend payment after such declaration, and we elected on our tax return for the prior year to have a specified amount of the subsequent dividend treated as if paid in the prior year. Even if we satisfy this annual distribution requirement, we will be subject to tax at regular capital gains or ordinary corporate tax rates to the extent that we do not distribute all of our net capital gain or "REIT taxable income" as adjusted. In addition, if we do not distribute during each calendar year at least the sum of:

         (1)      85% of our ordinary income for such year;

         (2)      95% of our capital gain net income for such year; and

         (3)      any undistributed taxable income from prior periods,

we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

         We intend to make timely distributions sufficient to satisfy the annual distribution requirements noted above.

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

         We anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement. It is possible, however, that we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement or to distribute such greater amount as may be necessary to avoid incurring income and excise tax liabilities. In such event, we may find it necessary to borrow funds to pay the required distribution or, if possible, pay taxable stock dividends in order to meet the distribution requirement.

         Possible examples of timing differences between (1) our actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income, which could cause us to have less cash than is necessary to satisfy the distribution requirement and to avoid corporate income tax and the excise tax imposed on undistributed income, include the following:

         . Because we may deduct capital losses only to the extent of our capital gains, we may have taxable income that exceeds our economic income.

         . We will recognize taxable income in advance of the related cash flow if any of our subordinated mortgage securities or mortgage loans are deemed to have original issue discount. We generally must accrue original issue discount based on a constant yield method that takes into account projected prepayments but that defers taking into account credit losses until they are actually incurred.

         . We may be required to recognize the amount of any payment projected to be made pursuant to a provision in a mortgage loan that entitles us to share in the gain from the sale of, or the appreciation in, the mortgaged property over the term of the related loan using the constant yield method, even though we may not receive the related cash until the maturity of the loan.

         . We may recognize taxable market discount income when we receive the proceeds from the disposition of, or principal payments on, loans that have a stated redemption price at maturity that is greater than our tax basis in those loans, although such proceeds often will be used to make non-deductible principal payments on related borrowings.

         . We may recognize taxable income without receiving a corresponding cash distribution if we foreclose on or make a significant modification to a loan, to the extent that the fair market value of the underlying property or the principal amount of the modified loan, as applicable, exceeds our basis in the original loan.

Although several types of non-cash income, such as original issue discount, are excluded in calculating the annual distribution requirement, we will incur corporate income tax and the 4% excise tax with respect to those non-cash income items if we do not distribute those items on a current basis.

         In the event that we are subject to an adjustment to our REIT taxable income (as defined in section 860(d)(2) of the Internal Revenue Code) resulting from an adverse determination by

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

either a final court decision, a closing agreement between us and the IRS under section 7121 of the Internal Revenue Code, or any agreement as to tax liability between us and an IRS district director, we may be able to correct any resulting failure to meet the 90% annual distribution requirement by paying "deficiency dividends" to our stockholders that relate to the adjusted year but that are paid in the subsequent year. To qualify as a deficiency dividend, the distribution must be made within 90 days of the adverse determination and we also must satisfy certain other procedural requirements. If the statutory requirements of section 860 of the Internal Revenue Code are satisfied, a deduction is allowed for any deficiency dividend subsequently paid by us to offset an increase in our REIT taxable income resulting from the adverse determination. We, however, will be required to pay statutory interest on the amount of any deduction taken for deficiency dividends to compensate for the deferral of the tax liability.

Earnings and Profits

     Throughout the remainder of this discussion, we frequently will refer to "earnings and profits." Earnings and profits is a concept used extensively throughout corporate tax law, but it is undefined in the Internal Revenue Code. Each corporation maintains an "earnings and profits" account that helps to measure whether a distribution originates from corporate earnings or from other sources. Distributions generally decrease the earnings and profits while income generally increases earnings and profits. If a corporation has positive earnings and profits, the distributions generally will be considered to come from corporate earnings. If a corporation has no earnings and profits, distributions generally will be considered a return of capital and then capital gain.

Failure to Qualify

     If we fail to qualify as a REIT in any year and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. In such event, to the extent of positive current or accumulated earnings and profits, all distributions to stockholders will be dividends, taxable as ordinary income, except that, subject to certain limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends-received deduction. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

Taxation of U.S. Stockholders

     When we use the term "U.S. Stockholder," we mean a holder of common stock that, for federal income tax purposes:

     (1)  is a citizen or resident of the United States;

     (2) is a corporation or partnership (including an entity treated as a corporation or partnership for United States federal income tax purposes) created or organized in or under the laws of the United States or of any of its political subdivisions;

     (3) is an estate the income of which is subject to federal income taxation regardless of its source, or

     (4) is a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

     For any taxable year for which we qualify for taxation as a REIT, amounts distributed to taxable U.S. Stockholders will be taxed as discussed below.

     Distributions Generally. Distributions to U.S. Stockholders, other than capital gain dividends discussed below, will constitute dividends up to the amount of our positive current or accumulated earnings and profits and, to that extent, will be taxable to stockholders as ordinary income. Because a REIT is not subject to tax on income distributed to its stockholders, the distributions made to corporate stockholders are not eligible for the dividends-received deduction. To the extent that we make a distribution in excess of our positive current or accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in the U.S. Stockholder's shares of common stock and then the distribution in excess of the tax basis will be taxable as gain realized from the sale of the common stock. Dividends we declare in October, November, or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by us and received by the stockholders on December 31 of the year, provided that we actually pay the dividends during January of the following calendar year. Stockholders are not allowed to include on their own federal income tax returns any of our tax losses.

     Capital Gain Distribution. Distributions to U.S. Stockholders that we properly designated as capital gain distributions will be treated as long-term capital gains (to the extent they do not exceed our actual net capital gain) for the taxable year without regard to the period for which the stockholder has held the stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

     We may elect to retain and pay income tax on any net long-term capital gain. In this instance, U.S. Stockholders will include in their income their proportionate share of the undistributed long-term capital gain. The U.S. Stockholders also will be deemed to have paid their proportionate share of tax on such long-term capital gain and, therefore, will receive a credit or refund for the amount of such tax. In addition, the basis of the U.S. Stockholders' shares will be increased in an amount equal to the difference between the undistributed long-term capital gain and the amount of tax paid by us that is included in such stockholders' long-term capital gains.

     In general, distributions which are designated by us as capital gain dividends will be taxed to U.S. Stockholders as capital gains from the sale of assets held for greater than one year (i.e., as long-term capital gain) to the extent that they do not exceed our actual net capital gain for the year, without regard to the period for which a U.S. Stockholder has held his stock upon which the capital gain dividend is paid. However, corporate U.S. stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. A portion of such capital gain dividends received by noncorporate taxpayers might be subject to tax at a 25% rate to the extent attributable to certain gains realized on the sale of real property.

     Dispositions of Shares. In general, you will realize capital gain or loss on the disposition of common stock equal to the difference between (1) the amount of cash and the fair market value of any property received on such disposition, and (2) your adjusted basis of such common stock. Losses incurred on the sale or exchange of our common stock that you held for less than six months (after applying certain holding company rules) will be treated as a long-term capital loss to the extent of any capital gain dividend received by the selling U.S. Stockholder from those shares.

     Passive Activity Loss and Investment Interest Limitations. You may not treat distributions we make to you or any gain from disposing of our common stock as passive activity income. Therefore, you will not be able to apply any "passive losses" against such income. Dividends we pay (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of the investment interest limitation. Net capital gain from the disposition of our common stock (or capital gain dividends) generally will be excluded from investment income unless you elect to have such gain taxed at ordinary income rates.

     Treatment of Tax-Exempt Stockholders. Distributions we make to a tax-exempt employee pension trust or other domestic tax-exempt stockholder generally will not constitute "unrelated business taxable income" ("UBTI") unless the stockholder has borrowed to acquire or carry our shares of common stock. Qualified trusts that hold more than 10% (by value) of the shares of pension-held REITs may be required to treat a certain percentage of such REIT's distributions as UBTI. The restriction on ownership of common stock in our Articles of Incorporation generally will prevent application of the provisions treating a portion of REIT distributions as UBTI to tax-exempt entities purchasing common stock.

Special Tax Considerations for Non-U.S. Stockholders

     The rules governing federal income taxation of "Non-U.S. Stockholders" are complex, and no attempt will be made herein to provide more than a summary of these rules. "Non-U.S. Stockholders" mean beneficial owners of shares of our stock that are not U.S. Stockholders (as such term is defined in the discussion above under the heading entitled "Taxation of U.S. Stockholders"). Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state, local and foreign tax laws on an investment in our common stock, including any reporting requirements.

     Distributions to Non-U.S. Stockholders that are not attributable to gain from our sale or exchange of United States real property interests and that are not designated by us as capital gain dividends or retained capital gain will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions generally will be subject to a withholding tax equal to 30% of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from an investment in our stock is treated as effectively connected with the Non-U.S. Stockholder's conduct of a United States trade or business, the non-U.S. Stockholder generally will be subject to federal income tax at graduated rates in the same manner as U.S. Stockholders are taxed with respect to those distributions, and also may be subject to the 30% branch profits tax in the case of a non-U.S. Stockholder that is a corporation. We expect to withhold tax at the rate of 30% on the gross amount of any distributions made to a Non-U.S. Stockholder unless (i) a lower treaty rate applies and any required form, for example IRS Form W-8BEN, evidencing eligibility for that reduced rate is filed by the Non-U.S. Stockholder with us or (ii) the Non-U.S. Stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

     Distributions in excess of our current and accumulated earnings and profits will not be taxable to Non-U.S. Stockholders to the extent that these distributions do not exceed the adjusted basis of the Non-U.S. Stockholder's stock, but rather will reduce the adjusted basis of that stock. To the extent that distributions in excess of our current and accumulated earnings and profits also exceed the adjusted basis of a Non-U.S. Stockholder's stock, these distributions will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of its stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution may be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are creditable against United States tax liability, if any, or refundable by the IRS to the extent the distribution is subsequently determined to be in excess of our current and accumulated earnings and profits.

     Distributions attributable to our capital gains which are not attributable to gain from the sale or exchange of a United States real property interest generally will not be subject to income taxation, unless (i) such gains are effectively connected with the Non-U.S. Stockholder's U.S. trade or business (or, if an income tax treaty applies, attributable to a U.S. permanent establishment of the Non-U.S. Stockholder), in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. Stockholders with respect to such gain (except that a corporate Non-U.S. Stockholder may also be subject to the 30% branch profits tax), or (ii) the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are satisfied, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

     For any year in which we qualify as a REIT, distributions that are attributable to gain from the sale or exchange of a United States real property interest, which includes some interests in real property, but generally does not include an interest solely as a creditor in mortgage loans or mortgage securities, will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Stockholder as if that gain were effectively connected with the Non-U.S. Stockholder's conduct of a United States trade or business. Non-U.S. Stockholders thus would be taxed at the normal capital gain rates, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a Non-U.S. corporate stockholder. We are required to withhold 35% of any distribution that we designate (or, if greater, the amount that we could designate) as a capital gains dividend (or, in some cases, subsequent dividends). The amount withheld is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

     Gains recognized by a Non-U.S. Stockholder upon a sale of our stock generally will not be taxed under FIRPTA if (i) we are not a United States real property holding corporation (defined as a U.S. corporation the value of the United States real property interests of which equal or exceed 50% of the fair market value of its United States real property interests, non-U.S. real property interests, and other trade or business assets), (ii) we are a domestically-controlled REIT (which is a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by Non-U.S. Stockholders, or (iii) such Non-U.S. Stockholder owns, actually or constructively, 5% or less of our stock throughout a specified testing period and the shares are traded on an established securities market. Because our stock is publicly traded, we cannot assure our investors that we will be a domestically-controlled REIT.

     If gain from the sale of the stock were subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. Stockholders with respect to that gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. In addition, the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS if our stock is not regularly traded on an established securities market.

     Gains not subject to FIRPTA will be taxable to a non-U.S. Stockholder if
(i) the Non-U.S. Stockholder's gain in the stock is effectively connected with a trade or business in the United States, in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. Stockholders with respect to that gain or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

Information Reporting Requirements and Backup Withholding Tax

     Under certain circumstances, U.S. Stockholders may be subject to backup withholding at a rate of up to 30% on payments made with respect to, or cash proceeds of a sale or exchange of, our common stock. Backup withholding will apply only if:

     (1) the payee fails to furnish his or her taxpayer identification number (which, for an individual, would be his or her Social Security Number) to the payor as required;

     (2) the IRS notifies the payor that the taxpayer identification number furnished by the payee is incorrect;

     (3) the IRS has notified the payee that such payee has failed to properly include reportable interest and dividends in the payee's return or has failed to file the appropriate return and the IRS has assessed a deficiency with respect to such underreporting; or

     (4) the payee has failed to certify to the payor, under penalties of perjury, that the payee is not subject to withholding. In addition, backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. U.S. Stockholders should consult their own tax advisors regarding their qualifications for exemption from backup withholding and the procedure for obtaining such an exemption.

     Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a U.S. Stockholder will be allowed as a credit against the U.S. Stockholder's federal income tax liability.

     We must report annually to the Internal Revenue Service and to each Non-U.S. Stockholder the amount of dividends paid to, and the tax withheld with respect to, such stockholder, regardless of whether any tax was actually withheld. That information may also be made available to the tax authorities of the country in which a Non-U.S. Stockholder resides. Backup withholding tax, which is generally imposed on certain payments to persons that fail to furnish certain information under the United States information reporting requirements, will generally not apply to dividends, including any capital gain dividends, that we pay on our stock to a Non-U.S. Stockholder to an address outside the United States.

     The payment of proceeds from the disposition of our common stock to or through a United States office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Stockholder, or otherwise establishes an exemption. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will generally not be subject to a backup withholding and information reporting. The backup withholding tax is not an additional tax and may be credited against a Non-U.S. Stockholder's United States federal income tax liability or refunded to the extent excess amounts are withheld, provided that the required information is supplied to the Internal Revenue Service.

State and Local Tax

     We may be subject to state and local tax in various states and localities. Our stockholders also may be subject to state and local tax in various states and localities. The tax treatment to us and to our stockholders in such jurisdictions may differ from the federal income tax treatment described above. Consequently, before you buy our common stock, you should consult your own tax advisor regarding the effect of state and local tax laws on an investment in our common stock.

                                  UNDERWRITING

     Advest, Inc. and Flagstone Securities, LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, severally, the number of shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our common stock is subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all shares of our common stock offered (other than those covered by the over-allotment option described below) if any of the shares are taken.

         Underwriter                                    Number of Shares
         -----------                                    ----------------

         Advest, Inc.
         Flagstone Securities, LLC



                                                        ----------------
                  Total                                        5,000,000
                                                        ================

     We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to 750,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. If the underwriters exercise this option, the underwriters will have a firm commitment, subject to certain conditions, to purchase all of the shares for which the option is exercised.

     The following table shows the amount per share and total underwriting discounts and commissions we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to 750,000 additional shares of our common stock to cover over-allotments.

                                                             Total
                                                 ------------------------------
                                     Per Share     No Exercise  Full Exercise
                                     ---------     -----------  -------------

Public offering price
Underwriting discounts and
 commissions to be paid by us
Proceeds, before expenses, to us

     Each of our officers and directors has agreed with Advest, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to sell any shares of common stock or any securities convertible into or exchangeable for shares of common stock owned by them, without the prior written consent of Advest. However, Advest may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements.

     The underwriters propose to offer our common stock directly to the public at $10.00 per share and to certain dealers at this price less a concession not in excess of $______ per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $______ per share to certain dealers. We expect to incur expenses of approximately $500,000 in connection with this offering, including a financial advisory fee of $125,000 to be paid to Advest.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

     In connection with this offering, the underwriters are permitted to engage in transactions that stabilize the price of our common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock. If the underwriters create a short position in our common stock in connection with this offering by selling more than 5,000,000 shares of common stock, the underwriters may reduce that short position by purchasing our common stock in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases. Neither the underwriters nor we make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither the underwriters nor we make any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

     The underwriters or their affiliates may provide us with investment banking, financial advisory, or commercial banking services in the future, for which they may receive customary compensation.

     The underwriters have informed us that they do not intend to confirm sales of the common stock offered by this prospectus to any accounts over which they exercise discretionary authority.

     We intend to apply for listing of our shares of common stock on the American Stock Exchange under the symbol "FYC."

                                     EXPERTS

     Our statement of financial condition as of March 25, 2002, included in this prospectus, has been audited by Dixon Odom PLLC, independent public accountants, as indicated in their report with respect thereto, and is included in this prospectus in reliance upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS

     The validity of the shares of our common stock to be issued in the offering will be passed upon for us by Alston & Bird LLP, Raleigh, North Carolina. Certain legal matters in connection with this offering will be passed upon for the underwriters by Hunton & Williams.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-11 with the SEC with respect to the shares of our common stock to be issued in the offering. This prospectus is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us, we refer you to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement.

     After the offering, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet at the SEC's website at http://www.sec.gov. You may
                                                 ------------------
read and copy any filed document at the SEC's public reference rooms in Washington, D.C. at 450 Fifth Street, N.W., Judiciary Plaza, Washington D.C. and at the SEC's regional offices in Chicago at CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and in New York at 233 Broadway, Woolworth Building, New York, NY 10279. Please call the SEC at (800) SEC-0330 for further information about the public reference rooms.

                          INDEX TO FINANCIAL STATEMENTS




     Report of Independent Auditors .........................................  F-2
     Statement of Financial Condition .......................................  F-3
     Notes to Statement of Financial Condition ..............................  F-4

         All other schedules are omitted because they are not applicable, or because the required information is included in the financial statements or notes thereto.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Forsyth Capital Mortgage Corp.

We have audited the accompanying statement of financial condition of Forsyth Capital Mortgage Corp. (the "Company") as of March 25, 2002. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Forsyth Capital Mortgage Corp. as of March 25, 2002 in conformity with accounting principles generally accepted in the United States of America.

                                                         /S/ DIXON ODOM PLLC

High Point, North Carolina
March 26, 2002

                         FORSYTH CAPITAL MORTGAGE CORP.
                        STATEMENT OF FINANCIAL CONDITION
                                 March 25, 2002

Asset

   Cash ............................................................  $   1,000
                                                                      =========



Stockholders' Equity

   Preferred stock, $.01 par value, authorized - 10,000,000 shares;
       no shares issued and outstanding ............................  $      --

   Common stock, $.01 par value, authorized - 100,000,000 shares;
       100 shares issued and outstanding ...........................          1

   Additional paid-in capital ......................................        999
                                                                      ---------

       Total Stockholders' Equity ..................................  $   1,000
                                                                      =========


           See accompanying notes to statement of financial condition.

                         FORSYTH CAPITAL MORTGAGE CORP.
                    NOTES TO STATEMENT OF FINANCIAL CONDITION
                                 March 25, 2002

Note A - Organization

Forsyth Capital Mortgage Corp. (the "Company") was incorporated in Maryland on March 22, 2002 but has had no operations to date other than matters relating to its organization and the issuance of 100 shares of common stock, par value $.01 per share ("Common Stock"), to its initial stockholder.

The Company will invest in and manage a portfolio consisting primarily of short-duration and adjustable-rate residential mortgage securities. The Company intends to finance its purchase of these mortgage securities with the net proceeds of this offering and borrowings.

Note B - Summary of Significant Accounting Policies

Basis of Accounting
-------------------

The books and records of the Company are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

Income Taxes
------------

The Company intends to elect to be taxed as a real estate investment trust ("REIT") and to comply with the provisions of the Internal Revenue Code with respect thereto. Accordingly, the Company will not be subject to federal income tax to the extent of its distributions to stockholders.

Profit and Loss Allocations and Distributions
---------------------------------------------

As a REIT, the Company intends to declare regular quarterly dividends in order to distribute substantially all of its taxable income to stockholders each year.

Note C - Fees

Organizational, Offering, General and Administrative Costs
----------------------------------------------------------

The Company will be required to pay all of its organizational and offering expenses.

================================================================================

No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained herein is correct as of any time subsequent to the date hereof.

                                TABLE OF CONTENTS
                                                                            page
                                                                            ----

Cautionary Note Regarding Forward-Looking Statements ......................   ii
Prospectus Summary ........................................................    1
Risk Factors ..............................................................    7
Use of Proceeds ...........................................................   21
Distribution Policy .......................................................   21
Capitalization ............................................................   22
Dilution ..................................................................   22
Liquidity and Capital Resources ...........................................   23
Business ..................................................................   24
Description of Atlantic Capital ...........................................   31
Management ................................................................   34
Conflicts of Interest .....................................................   40
Security Ownership ........................................................   41
Description of Capital Stock ..............................................   42
Federal Income Tax Consequences of Our Status as a REIT ...................   47
Underwriting ..............................................................   63
Experts ...................................................................   64
Legal Matters .............................................................   65
Where You Can Find More Information .......................................   65
Index To Financial Statements .............................................  F-1



Until _________, 2002, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters.



                               ___________ Shares

                         FORSYTH CAPITAL MORTGAGE CORP.

                                  Common Stock

                                 --------------

                                   PROSPECTUS

                                 --------------



                                  ADVEST, INC.

                            FLAGSTONE SECURITIES, LLC

                                __________, 2002



================================================================================

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.  Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses payable by us in connection with the distribution of the securities being registered. All amounts are estimated except the SEC registration fee.

--------------------------------------------------------------------
Item                                                  Amount
--------------------------------------------------------------------
SEC registration fee                                   $  5,290
--------------------------------------------------------------------
NASD filing fee                                           6,250
--------------------------------------------------------------------
American Stock Exchange listing fee                      41,000
--------------------------------------------------------------------
Legal fees and expenses                                 200,000
--------------------------------------------------------------------
Financial advisory fee                                  125,000
--------------------------------------------------------------------
Accounting fees and expenses                             25,000
--------------------------------------------------------------------
Transfer agent fees and registrar fees                   20,000
--------------------------------------------------------------------
Printing and engraving expenses                          75,000
--------------------------------------------------------------------
Miscellaneous expenses                                    2,460
--------------------------------------------------------------------
                  Total                                $500,000
--------------------------------------------------------------------

Item 32.  Sales to Special Parties.

     In connection with our incorporation, we sold an aggregate of 100 shares of our common stock to our chief executive officer for $10.00 per share.

Item 33.  Recent Sales of Unregistered Securities

     In connection with our incorporation, we issued 100 shares of our common stock to our chief executive officer in a private offering exempt from the registration requirements pursuant to Section 4(2) of the Securities Act.

Item 34.  Indemnification of Directors and Officers

     Our officers and directors are and will be indemnified against certain liabilities under Maryland law and under our charter. Our charter requires us to indemnify our directors and officers to the fullest extent permitted from time to time by the laws of Maryland. Our charter provides that we will indemnify our directors and officers against judgments, penalties, fines, settlements and expenses actually incurred by them in connection with any proceeding to which they may be made a party by reasons of their service in those or other capacities, unless (a) it is in connection with a proceeding by or in the right of the corporation against the director or officer and such director or officer is adjudged liable to the corporation; (b) it is in connection with a proceeding charging improper personal benefit to the director or officer and such director or officer is adjudged liable on the basis that such personal benefit was improperly received; (c) it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (d) it is established that the director or officer actually received an improper personal benefit in money, property or services, (e) it is established that, in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

         In addition, our charter provides that, to the fullest extent permitted under Maryland law, our directors and officers will not be liable to the company and our stockholders for money damages. Under Maryland law, a corporation formed in Maryland is permitted to limit, by provision in its charter, the liability of directors and officers so that no director or officer of the corporation shall be liable to the corporation or to any stockholder for money damages except to the extent that (i) the director or officer actually received an improper benefit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (ii) a judgment or other final adjudication adverse to the director or officer, is entered in a proceeding based on a finding in a proceeding that the director's or officer's action was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

         We maintain a policy of directors and officers liability insurance covering certain liabilities incurred by its directors and officers in connection with the performance of their duties.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 36.  Exhibits and Financial Statement Schedules

(a) The following exhibits are filed as part of this registration statement:

Ex.      Description
---      -----------
3.1      Articles of Incorporation
3.2      Bylaws
4.1      Form of Underwriting Agreement*
4.2      Form of common stock certificate*
5        Opinion of Alston & Bird LLP re legality*
8        Opinion of Alston & Bird LLP re tax matters*
10.1     Form of Employment Agreement*
10.2     2002 Long-Term Incentive Plan*
23.1     Consent of Alston & Bird LLP (included in Exhibit 5)*
23.2     Consent of Dixon Odom PLLC
24       Power of Attorney (included on signature page)
99.1     Consent of David W. Berson to being named a director
99.2     Consent of Patrick J. Rearden to being named a director
-----------------------
*        To be filed by amendment

(b)  Financial Statement Schedules

     Schedule II - Valuation and Qualifying Accounts has been omitted because of the absence of the conditions under which they are required or because the information required by such omitted schedules is set forth in the financial statements or the notes thereto.

Item 37.  Undertakings

(a)  The undersigned registrant hereby undertakes:

     (1) That, for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, State of North Carolina, on March 29, 2002.

                                       FORSYTH CAPITAL MORTGAGE CORP.

                                       By:  /s/ Michael R. Hough
                                           -------------------------------------
                                           Michael R. Hough
                                           Chairman and Chief Executive Officer

     We, the undersigned officers and directors of Forsyth Capital Mortgage Corp., hereby severally constitute Michael R. Hough and Benjamin M. Hough, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement filed herewith and any and all amendments to said registration statement, including any registration statement filed pursuant to Rule 462(b), and generally to do all such things in our names and in our capacities as officers and directors to enable Forsyth Capital Mortgage Corp. to comply with the provisions of the Securities Act of 1933, and all requirements of the SEC, hereby ratifying and confirming our signature as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


          Name                             Title                      Date


                            Chief Executive Officer and Chairman
  /s/ Michael R. Hough      of the Board of Directors             March 29, 2002
------------------------
    Michael R. Hough

  /s/ William H. Gibbs      Director                              March 29, 2002
------------------------
    William H. Gibbs

                            Director and Interim Chief Financial
                            Officer (Principal Financial and      March 29, 2002
 /s/ Benjamin M. Hough      Accounting Officer)
------------------------
   Benjamin M. Hough

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